

2022 ANNUAL REPORT
PB BANKSHARES, INC
PRESENCE BANK

OUR CORE VALUES

PASSION

We act like owners.

RELATIONSHIPS

We are driven to create long-term bonds that withstand the test of time.

OPENNESS

We encourage open and honest communication.

SERVICE

We treat people the way we wish to be treated.

POSITIVITY

We maintain a positive spirit and value our faith and family.

EDUCATION

We educate our associates and customers on financial prosperity.

RESULTS

We will achieve financial success for our associates, customers, and communities.



 

Dear Fellow Stockholders,

Our Board of Directors and Senior Management team are pleased to share with you our 2022 Annual Report. The investments the management team has been making in customer facing technology, branch and back office infrastructure, physical locations and employee development are showing results. The capital that was raised during the initial public offering has been leveraged to strategically accomplish organic growth.

We are stewards of your investment and continue to grow the bank while maintaining sound credit, liquidity, and capital positions. We strive to prudently manage risk in these areas and have positioned the Company's balance sheet to become stronger year after year.

Our noteworthy achievements in 2022 include:

✓ Pretax Income growing to $2,645,000 in 2022, compared to $955,000 in 2021

✓ Net Income of $2,114,000 in 2022, compared to $785,000 in 2021

✓ Organic Loan Growth of 21% Year over Year

✓ Deposit Growth of 15% Year over Year

✓ Since making investments in technology, the Company has a total of 462 mobile deposit customers and 33 full cash management customers.

✓ Deployment of three smart safes at clients' businesses that support our branch lite model, with more planned in 2023

✓ Loan Loss Reserve to Total Loans coverage ratio of 1.31%

✓ Total Non-Performing Loans declining to its lowest level in 10 years to 0.34% of Total Loans

✓ Tangible Book Value per Common Share of $16.16*

✓ Return on Average Assets of 0.56% in 2022, improving from 0.26% in 2021

✓ Return on Equity of 4.65% in 2022, improving from 2.61% in 2021

✓ We remain above well capitalized levels

✓ Assets per FTE of $11.0 million in 2022, improving from $8.7 million in 2021

✓ Awarded Bauer Financial 5-Star "Superior Rating"

✓ Selected as one of the Best Places to Work in Pennsylvania

* Tangible book value per share is equal to total stockholders' equity divided by common shares outstanding. There are no intangible assets.

Our Company is positioned very well to handle the interest rate challenges ahead and has strong liquidity and capital as discussed below.

PB Bankshares, Inc.'s (PB Bankshares) average life of maturity of its securities is short at 1.39 years and our unrealized loss is 4.2% of our capital as of December 31, 2022. We have no intention to liquidate the securities portfolio as we believe we have sufficient access to liquidity, but if we liquidated the portfolio, we believe the impact to capital would be minimal.

The national media encourages consumers to move money to the money center banks. Below is a comparison of Presence Bank's unrealized loss as a percentage of common equity compared to the larger banks touted by media.

Bank Name	Unrealized Loss as % of Common Equity (as of December 31, 2022)
Presence Bank	4%
SVB	97%
JP Morgan Chase & Co	47%
Wells Fargo & Company	60%
Goldman Sachs Group	91%
Fifth Third Financial Corp	26%
Citicorp LLC	18%
Truist	25%

We believe PB Bankshares has strong liquidity and capital and a low unrealized loss as a percentage of common equity as compared to the banks noted above.

UNINSURED DEPOSITS

SVB had approximately 96% of its deposits that were uninsured by the FDIC.

We are a local community bank, with a community bank business model, we gather local deposits and lend to local businesses that are operated by people we know, and we have mutual trust for each other.

In comparing Call Report data, Presence Bank's FDIC uninsured deposits to total deposits were **19.6%** (as of December 31, 2022), compared to the largest 14 U.S. Banks' average of 56.2%. PB Bankshares has liquidity sources available that can provide a coverage of more than three times the uninsured deposits.

PB Bankshares has the ability to insure deposits balances over $250,000 that are fully FDIC insured. If you wish to learn more about this, please contact your local branch or your relationship manager. We believe your deposits are safest with your local community bank -- with people who live, work, and play in your communities.

LONG TERM GROWTH IN TOTAL ASSETS, DEPOSITS, & LOANS



TOTAL ASSETS
(Dollars in Millions)



TOTAL DEPOSITS
(Dollars in Millions)



NET LOANS
(Dollars in Millions)

PROBLEM ASSET LEVELS CONTINUE TO IMPROVE



LOAN LOSS RESERVE   NON-PERFORMING ASSETS RATIO

If you have any questions or concerns, please call me directly on my cell phone, (813) 659-6252.

Sincerely,

Janak M. Amin
President & CEO, PB Bankshares, Inc. and Presence Bank



PRESENCE BANK WILL DONATE

$25

FOR EVERY NEW PERSONAL OR BUSINESS CHECKING ACCOUNT[1]

&

MATCH YOUR PERSONAL DONATION[1]

UP TO

$25

At Presence Bank, we are committed to supporting our communities. We choose to partner with Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley to grant wishes to critically-ill children.

You can help us fulfill dreams by opening a new checking account, making a donation, or referring your friends and family to Presence Bank.

BENEFITING

Make-A-Wish®
PHILADELPHIA, DELAWARE & SUSQUEHANNA VALLEY

PRESENCE BANK

[1] When you open a new Personal or Business Checking Account at Presence Bank (excludes all Not-for-Profit and Municipal accounts), Presence Bank will donate $25.00 to Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley. At the time of new account opening, you may elect to make a donation in any amount to Make-A-Wish® Philadelphia, Delaware & Susquehanna Valley, which Presence Bank will match up to $25.00. This company match is not valid after the date of new account opening. Donations will be dedicated to granting a wish in each of the Presence Bank communities. Presence Bank is a Member FDIC.



April 26, 2023

Dear Fellow Stockholder:

We cordially invite you to attend the 2023 Annual Meeting of Stockholders of PB Bankshares, Inc. The Annual Meeting will be held at Presence Bank, located at 185 E. Lincoln Highway, Coatesville, Pennsylvania on May 24, 2023, at 10:00 a.m., local time.

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted. During the Annual Meeting we will also report on the operations of PB Bankshares, Inc. Also enclosed for your review is our Annual Report for the year ended December 31, 2022, which contains information concerning our activities and operating performance. Our directors and officers will be present to respond to any questions that stockholders may have.

The business to be conducted at the Annual Meeting consists of the election of directors and the ratification of the appointment of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2023. The Board of Directors has determined that the matters to be considered at the Annual Meeting are in the best interest of PB Bankshares, Inc. and its stockholders, and the Board of Directors unanimously recommends a vote "FOR" each matter to be considered.

It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend personally. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the postage-paid envelope provided so that your shares will be represented at the Annual Meeting. Alternatively, you may vote through the Internet or by mobile device. Information and applicable deadlines for voting through the Internet or by mobile device are set forth in the enclosed proxy card instructions. You may revoke your proxy at any time prior to its exercise, and you may attend the Annual Meeting and vote in person, even if you have previously returned your proxy card or voted via the Internet or by mobile device. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the Annual Meeting.

Sincerely,

Janak M. Amin
President and Chief Executive Officer

PB Bankshares, Inc.
185 E. Lincoln Highway
Coatesville, Pennsylvania 19320
(610) 384-8282

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 24, 2023

Notice is hereby given that the 2023 Annual Meeting of Stockholders of PB Bankshares, Inc. will be held at 185 E. Lincoln Highway, Coatesville, Pennsylvania on May 24, 2023 at 10:00 a.m., local time.

A Proxy Card and Proxy Statement for the Annual Meeting are enclosed. The Annual Meeting is for the purpose of considering and acting upon:

1.   the election of three directors;
2.   the ratification of the appointment of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2023; and

such other matters as may *properly* come before the Annual Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on the date or dates to which the Annual Meeting may be adjourned. Stockholders of record at the close of business on April 18, 2023 are the stockholders entitled to vote at the Annual Meeting, and any adjournments thereof.

EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE THROUGH THE INTERNET OR BY MOBILE DEVICE AS DIRECTED ON YOUR PROXY CARD. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED. A PROXY MAY BE REVOKED BY FILING WITH THE CORPORATE SECRETARY OF PB BANKSHARES, INC. A WRITTEN REVOCATION OR A DULY EXECUTED PROXY CARD BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE ANNUAL MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE ANNUAL MEETING. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED TO TAKE ADDITIONAL STEPS TO PARTICIPATE IN THE ANNUAL MEETING AS DESCRIBED IN THE PROXY STATEMENT. ATTENDANCE AT THE ANNUAL MEETING WILL NOT IN ITSELF CONSTITUTE REVOCATION OF YOUR PROXY.

By Order of the Board of Directors

Mackenzie Jackson
Corporate Secretary

Coatesville, Pennsylvania
April 26, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS: THE PROXY STATEMENT, INCLUDING THE NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS, AND PB BANKSHARES, INC.'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022 ARE EACH AVAILABLE ON THE INTERNET AT: https://www.cstproxy.com/pbbankshares/2023.

PB Bankshares, Inc.
185 E. Lincoln Highway
Coatesville, Pennsylvania 19320
(610) 384-8282

ANNUAL MEETING OF STOCKHOLDERS

May 24, 2023

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of PB Bankshares, Inc. ("PB Bankshares") to be used at the Annual Meeting of Stockholders, which will be held at 185 E. Lincoln Highway, Coatesville, Pennsylvania on May 24, 2023, at 10:00 a.m., local time, and all adjournments of the Annual Meeting. The accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement are first being mailed to stockholders on or about April 26, 2023.

REVOCATION OF PROXIES

Stockholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies solicited on behalf of the Board of Directors of PB Bankshares will be voted in accordance with the directions given thereon. **Please vote through the Internet, by mobile device or sign and return your proxy card in the postage paid envelope provided. Where no instructions are indicated on the proxy card, signed proxies will be voted "FOR" the election of the nominees for director named herein and "FOR" the ratification of the appointment of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm for the year ending December 31, 2023.**

Proxies may be revoked by sending written notice of revocation to the Corporate Secretary of PB Bankshares at the address shown above, by filing a duly executed proxy bearing a later date or by attending and voting at the Annual Meeting. The presence at the Annual Meeting of any stockholder who had given a proxy shall not revoke such proxy unless the stockholder votes at the Annual Meeting or delivers a written revocation to our Corporate Secretary prior to the voting of such proxy.

If you have any questions about giving your proxy or require assistance, please call Mackenzie Jackson, Corporate Secretary, at (610) 624-3616.

If you are a stockholder whose shares are not registered in your name, you will need appropriate documentation from your record holder to vote in person at the Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

We will pay the cost of this proxy solicitation. Our directors, executive officers and other employees may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. No additional compensation will be paid to our directors, executive officers or employees for such services. We will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of our common stock.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Except as otherwise noted below, holders of record of PB Bankshares' shares of common stock, par value $0.01 per share, as of the close of business on April 18, 2023 are entitled to one vote for each share then held. As of April 18, 2023, there were 2,809,425 outstanding shares of common stock. Our Articles of Incorporation provide that record holders of our common stock who beneficially own, either directly or indirectly, more than 10% of our outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit.

Principal Holders

Persons and groups who beneficially own in excess of 5% of the shares of common stock are required to file certain reports with the Securities and Exchange Commission regarding such ownership. The following table sets forth, as of April 18, 2023, the shares of common stock beneficially owned by our directors and executive officers, individually and as a group, and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of our directors and executive officers is 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320.

	Shares of Common Stock Beneficially Owned as of the Record Date [1]	Percent of Shares of Common Stock Outstanding [2]
Persons Owning Greater than 5%		
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Presence Bank Employee Stock Ownership Plan 1013 Centre Road, Suite 300, Wilmington, Delaware 19805	221,934 [3]	7.9 %
Directors		
Janak M. Amin	86,631 [4]	3.1 %
Spencer J. Andress	18,000 [5]	*
Joseph W. Carroll	48,969 [6]	1.7 %
Larry J. Constable	13,000 [7]	*
Bony R. Dawood	—	*
Thomas R. Greenfield	13,000 [8]	*
John V. Pinno, III	5,000 [9]	*
Jane B. Tompkins	6,000 [10]	*
M. Joye Wentz	4,000 [11]	*
R. Cheston Woolard	17,000 [12]	*
Executive Officers who are not Directors		
Lindsay S. Bixler	8,824 [13]	*
Douglas L. Byers	24,454 [14]	*
William H. Sayre	6,300 [15]	*
Larry W. Witt	13,547 [16]	*
All directors and executive officers as a group (14 persons)	264,725	9.4 %

---

*   Less than 1%.

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of PB Bankshares common stock if he or she has or shares voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from April 18, 2023. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of PB Bankshares common stock.

(2) Based on a total of 2,809,425 shares of common stock outstanding as of April 18, 2023.

(3) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2023.

(4) Includes 51,001 shares of common stock held in an IRA for the benefit of Mr. Amin, 3,225 shares of common stock held by Mr. Amin and his spouse, 1,275 shares of common stock held in a Roth IRA for the benefit of Mr. Amin, 538 shares of common stock held in a Roth IRA for the benefit of Mr. Amin and his spouse, 2,720 shares allocated to Mr. Amin as a participant in the ESOP and 27,772 unvested shares of restricted stock granted to Mr. Amin.

(5) Includes 10,000 shares of common stock held by a company controlled by Mr. Andress and 3,000 unvested shares of restricted stock granted to Mr. Andress.

(6) Includes 10,000 shares of common stock held by Mr. Carroll's spouse, 1,418 shares of common stock held by Mr. Carroll and his spouse, 1,000 shares of common stock held in an IRA for the benefit of Mr. Carroll, 1,000 shares of common stock held in an IRA for the benefit of Mr. Carroll's spouse and 4,551 unvested shares of restricted stock granted to Mr. Carroll.

(7) Includes 10,000 shares of common stock held by a company controlled by Mr. Constable and 3,000 unvested shares of restricted stock granted to Mr. Constable.

(8) Includes 3,000 unvested shares of restricted stock granted to Mr. Greenfield.

(9) Includes 3,000 unvested shares of restricted stock granted to Mr. Pinno.

(10) Includes 3,000 unvested shares of restricted stock granted to Ms. Tompkins.

(11) Includes 3,000 unvested shares of restricted stock granted to Ms. Wentz.

(12) Includes 2,000 shares of common stock held by a company controlled by Mr. Woolard and 3,000 unvested shares of restricted stock granted to Mr. Woolard.

(13) Includes 1,400 shares of common stock held in an IRA for the benefit of Ms. Bixler, 869 shares allocated to Ms. Bixler as a participant in the ESOP and 6,555 unvested shares of restricted stock granted to Ms. Bixler.

(14) Includes 8,100 shares of common stock held in an IRA for the benefit of Mr. Byers, 1,944 shares allocated to Mr. Byers as a participant in the ESOP and 13,110 unvested shares of restricted stock granted to Mr. Byers.

(15) Includes 6,300 unvested shares of restricted stock granted to Mr. Sayre.

(16) Includes 652 shares of common stock held in an IRA, 264 shares of common stock held in a Rollover IRA, 91 shares of common stock held in a Roth IRA for the benefit of Mr. Witt, 1,609 shares allocated to Mr. Witt as a participant in the ESOP and 9,331 unvested shares of restricted stock granted to Mr. Witt.

Quorum

The presence at the Annual Meeting or by proxy of holders of a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present. In the event there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

Votes Required

As to the election of directors, a stockholder may: (i) vote FOR ALL nominees proposed by the Board; (ii) vote to WITHHOLD for ALL nominees; or (iii) vote to WITHHOLD for one or more of the nominees being proposed. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which the authority to vote for the nominees being proposed is withheld. Plurality means that individuals who receive the highest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting.

As to the ratification of the appointment of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm for the year ending December 31, 2023, a stockholder may: (i) vote FOR the ratification; (ii) vote AGAINST the ratification; or (iii) ABSTAIN from voting on such ratification. The ratification of this matter shall be determined by a majority of the votes represented at the Annual Meeting and entitled to vote on the matter, without regard to proxies marked ABSTAIN or broker non-votes.

Effect of Not Casting Your Vote

If you hold your shares in "street name," you are considered the beneficial owner of your shares and your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy materials. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors. Current regulations restrict the ability of your bank, broker or other holder of record to vote your shares in the election of directors and certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record on how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as "broker non-votes." Your bank, broker or other holder of record, however, does continue to have discretion to vote any shares for which you do not provide instructions on how to vote on the ratification of the appointment of the independent registered public accounting firm. If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Participants in the Presence Bank Employee Stock Ownership Plan

If you participate in the Presence Bank Employee Stock Ownership Plan (the "ESOP"), you will receive a Vote Authorization Form for the ESOP that reflects all of the shares you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the proportionate interest of shares of our common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of our common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to a determination that such vote is in the best interest of ESOP participants. **The deadline for returning your ESOP Vote Authorization Form is Wednesday, May 17, 2023 at 5:00 p.m. local time.**

PROPOSAL I—ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of ten members. Our Bylaws provide that directors are divided into three classes as nearly equal in number as possible, with one class of directors elected annually. Our directors are generally elected to serve for a three-year period and until their respective successors have been elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated Janak M. Amin, Larry J. Constable, John V. Pinno, III for election at the Annual Meeting to serve for a three-year period and until their respective successors have been elected and qualified. Each nominee is currently a director of PB Bankshares and Presence Bank. The Board of Directors recommends a vote "FOR" the election of the nominees.

The following sets forth certain information regarding the nominees and the other current members of our Board of Directors, and executive officers who are not directors, including the terms of office of board members. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to any nominee) will be voted at the Annual Meeting for the election of the proposed nominees. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may determine. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected.

Except as indicated herein, there are no arrangements or understandings between any nominee or continuing director and any other person pursuant to which such nominee or continuing director was selected.

Name	Position(s) Held With PB Bankshares	Age[1]	Director Since[2]	Current Term Expires
NOMINEES				
Janak M. Amin	President and Chief Executive Officer and Director	57	2019	2023
Larry J. Constable	Director	59	2013	2023
John V. Pinno, III	Director	70	1996	2023
CONTINUING DIRECTORS				
Spencer J. Andress	Director	73	2016	2024
Jane B. Tompkins	Director	70	2020	2024
M. Joye Wentz	Director	71	1995	2024
Bony R. Dawood	Director	59	2022	2025
Joseph W. Carroll	Chairman of the Board	73	2013	2025
Thomas R. Greenfield	Director	77	1997	2025
R. Cheston Woolard	Director	70	2016	2025
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS				
Lindsay S. Bixler	Executive Vice President and Chief Financial Officer	39	N/A	N/A
Douglas L. Byers	Executive Vice President and Chief Banking Officer	47	N/A	N/A
William H. Sayre	Executive Vice President and Chief Credit and Chief Risk Officer	61	N/A	N/A
Larry W. Witt	Executive Vice President and Chief Information Officer	53	N/A	N/A

(1)   As of December 31, 2022.
(2)   Includes service as a trustee of Presence Bank when it was a mutual savings bank.

The Business Background of Our Nominees, Continuing Directors and Executive Officers

The business experience for the past five years of each of our nominees, continuing directors and executive officers is set forth below. With respect to nominees and continuing directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board of Directors to determine that the person should serve as a director. Each director is also a director of Presence Bank. Unless otherwise indicated, directors and executive officers have held their positions as directors and executive officers of PB Bankshares or Presence Bank for the past five years.

Nominees and Continuing Directors

Janak M. Amin is the President, Chief Executive Officer and a director of Presence Bank and PB Bankshares. Mr. Amin leads the team at Presence Bank with values-driven principles that he has cultivated throughout two decades of executive leadership experience in the banking industry in Pennsylvania and Florida. Prior to joining Presence Bank, from 2018 to 2019, Mr. Amin served as Chief Executive Officer at LeTort Trust, an Independent Trust Company that provides personalized financial solutions to individuals, businesses and institutions. From 2016 to 2018, Mr. Amin served in various roles at Sunshine Bank, including most recently as Co-President. Mr. Amin served as a consultant to Sunshine Bank in 2015 and previously held the position of Market Chief Executive Officer for the Pennsylvania region for Susquehanna Bank from 2012 to 2014. Mr. Amin has also served in various executive positions at other financial institutions since 1997, including Tower Bancorp, Graystone Tower Bank, Graystone Financial, Sovereign Bank and Waypoint Bank. Mr. Amin is a graduate of Liverpool University (U.K.), obtained his MBA from The Pennsylvania State University and is a graduate of the Wharton School Advance Management Program. Mr. Amin currently serves on the board of the Chester County YMCA and the Pennsylvania Bankers Association and has held board positions in community organizations such as Holy Spirit Hospital, Leukemia Society and been an active member of YPO. Mr. Amin provides the board with nearly 25 years of banking experience in the Pennsylvania market.

Larry J. Constable is a retired entrepreneur. In 1982, Mr. Constable founded L.C. Auto Body Inc. and sold the company in 2018. Mr. Constable graduated from Octorara High School and attended Delaware Community College. Mr. Constable has participated on advisory boards for the training of youth in the collision industry through CCIU/CAT Brandywine. In 2001, he helped to establish the Parkesburg POINT Youth Center. Mr. Constable has served as board chair and volunteered at the Parkesburg POINT Youth Center for eight years and currently volunteers teaching Sunday School, leading youth retreats, and heading up an after-school Good News Club. Mr. Constable has served as a director of Presence Bank since 2013 and PB Bankshares since inception in 2021. Mr. Constable's business experience and contacts in the local community are among his qualifications to serve as a director.

John V. Pinno, III is the owner of Pinno Preowned Vehicles, which provides used cars to the Oxford, Pennsylvania community. He has spent his 51-year career in the automobile industry, with 27 years as a Pontiac-Buick dealer. Mr. Pinno sold his business in 2008, but continues to operate Pinno Preowned Vehicles at his former location in Oxford, Pennsylvania. Mr. Pinno is the brother-in-law to Mr. Andress. Mr. Pinno has served as a director for Presence Bank since 1996 and PB Bankshares since inception in 2021. Mr. Pinno's business experience and contacts in the local community are among his qualifications to serve as a director.

Spencer J. Andress is the founder and President of Comprehensive Planners, LTD, which provides land use planning and project management services to a wide variety of private and municipal clients. Mr. Andress is a U.S. Army veteran who retired with the rank of Chief Warrant Officer Five and earned his Bachelor of Science degree in Physics from Lincoln University. He has been active in the Oxford community, serving as a member of several organizations and in a number of elected and appointed local government positions. Mr. Andress is the brother-in-law to Mr. Pinno. Mr. Andress has served as a director of Presence Bank since 2016, PB Bankshares since inception in 2021 and as the Vice Chairman of the Board since 2018. Mr. Andress' business and financial experience and contacts in the local community are among his qualifications to serve as a director.

Jane B. Tompkins is a retired banking executive, having spent her entire career in the banking industry. She has worked for banks of all sizes, from super-regionals to small community institutions. Generally, she has focused on lending, credit analysis and approval, and overall bank risk. Now retired, her most recent position was Chief Risk Officer at LINKBANK. From 2014 to 2018, she was the Chief Risk Officer at Sunshine Bank. She graduated with a Bachelor of Science degree from Elizabethtown College. Ms. Tompkins' history of community service includes board positions with the Central Pennsylvania Food Bank, Harrisburg YWCA, Theatre Harrisburg, and the Humane Society of Harrisburg Area. Ms. Tompkins has served as a director of Presence Bank since 2020 and PB Bankshares since inception in 2021. Ms. Tompkins' extensive banking experience enhances our Board's risk management oversight and corporate governance.

M. Joye Wentz is a licensed funeral director and since 1986, has been the third-generation owner of Wentz Funeral Home, started by her grandfather in 1894. Ms. Wentz has a Bachelor's degree in Psychology from the University of Delaware and a degree in Funeral Service from Northampton County Area Community College. Ms. Wentz is active in the community and is or has been a member and Secretary of the Rotary Club of Coatesville, the Strawberry Festival Steering Committee Advertising and Marketing Chair, and a member of the Coatesville Area Senior Center Board, Coatesville Area Partners for Progress, the Western Chester County Chamber of Commerce, and the Pennsylvania Funeral Directors Association. Ms. Wentz has served as a director of Presence Bank since 1995 and PB Bankshares since inception in 2021. Ms. Wentz's business experience and contacts in the local community are among her qualifications to serve as a director.

Bony R. Dawood studied Engineering at the University of Delaware. He is an entrepreneurial business leader who founded Dawood Engineering over 30 years ago. Mr. Dawood leads the Dawood family of companies, focused on planning, designing and building sustainable infrastructure for public and private clients. Mr. Dawood's diverse portfolio includes surveying, building information modeling, geographic information systems, energy, financial management, municipal, real estate, site and land development, transportation, and utility projects. Mr. Dawood has served as a director of Presence Bank and PB Bankshares since 2022. Mr. Dawood's business experience and contacts in the local community are among his qualifications to serve as a director

Joseph W. Carroll is a graduate of LaSalle College and Villanova School of Law. He was a member of the Chester County District Attorney's Office for over 35 years in various capacities, including serving as Chester County District Attorney from 2002 until his retirement in 2012. He has been in private law practice since then. Mr. Carroll also served as Interim

President of Presence Bank from January 2019 to September 2019. A lifelong resident of Chester County, Mr. Carroll has served on the boards of United Way of Chester County, The Crime Victim Center of Chester County and several other charitable organizations. Mr. Carroll has served as a director of Presence Bank since 2013, PB Bankshares since inception in 2021 and as the Chairman of the Board since 2015. Mr. Carroll's business, legal and administrative experience and contacts in the local community are among his qualifications to serve as a director.

Thomas R. Greenfield is a retired businessman. Mr. Greenfield has worked in many industries over the course of his career, including steel, sales, real estate, and food services. Most recently, Mr. Greenfield was self-employed as the owner of an antique lamp refurbishing company. Mr. Greenfield attended the Valley Forge Military Academy and earned his Bachelor of Arts degree in Sociology from Tusculum College. His community involvement includes the Big Brothers Program, and Sadsburyville Township Supervisor and Planning Commission. Mr. Greenfield has served as a director of Presence Bank since 1997 and PB Bankshares since inception in 2021. Mr. Greenfield's business experience and contacts in the local community are among his qualifications to serve as a director.

R. Cheston Woolard is the Senior Partner at Woolard, Krajnik, Masciangelo, LLP, a certified public accounting firm. He has spent his entire career in the accounting profession and has guided the firm from inception and six employees to present with over 25 employees. He earned his Bachelor of Science degree in Business Administration from Waynesburg University and his Master's Degree in Accounting and Taxation from LaSalle University. He is a member of the American Institute of CPA's, the Pennsylvania Institute of CPA's, and the Affordable Housing Authority of Certified Public Accountants. He previously served the community in positions including Chairman of Municipal Services Commission for West Whiteland Township, Audit Committee Chairman and Director for Alliance Bank, and Professor of Auditing at West Chester University. Mr. Woolard has served as a director of Presence Bank since 2016 and PB Bankshares since inception in 2021. Mr. Woolard's diverse background and broad experience in public accounting enhances our Board of Directors' oversight of financial reporting and disclosure issues, and he qualifies as an Audit Committee financial expert.

Executive Officers Who Are Not Directors

Lindsay S. Bixler is the Executive Vice President and Chief Financial Officer of Presence Bank and PB Bankshares. Ms. Bixler joined Presence Bank in May 2021 and became the Chief Financial Officer in June 2021 responsible for long-term strategic planning, financial analysis, budgeting, and overall accounting oversight. Ms. Bixler was a Senior Audit Manager at RKL, LLP from November 2015 until May 2021. In that position, Ms. Bixler was responsible for managing external and internal audits of financial institutions. She was previously a Senior Audit Manager at BDO LLP and a Manager at ParenteBeard LLP, where she worked on audits of financial institutions, including SEC registrants. Ms. Bixler is a certified public accountant and graduate from The Pennsylvania State University with a bachelor of science in accounting and minor in equine science. Ms. Bixler is active in the community and currently serves on a local not-for-profit board.

Douglas L. Byers is the Executive Vice President and Chief Banking Officer of Presence Bank. Mr. Byers is responsible for overseeing and nurturing customer relationships and helping guide the strategic growth of Presence Bank and its people. From 2017 to 2019, Mr. Byers was the Southcentral Market Executive and Senior Vice President at First Citizens Community Bank. From 2016 to 2017, Mr. Byers was the President and Chief Executive Officer of Hamilton Bancorp. Prior to that, he was the Commercial Lending Team Leader and Senior Vice President at Northwest Savings Bank. From 2005 to 2015, Mr. Byers was the Cash Management Executive and Senior Vice President at Susquehanna Bank and banks acquired by Susquehanna. Mr. Byers earned his Bachelor of Arts degree in Business Administration from Millersville University and MBA from Lebanon Valley College. He also graduated from the American Bankers Association Stonier Graduate School of Banking with a Wharton Leadership Certificate. In addition, he completed the Certified Treasury Professional course at Villanova University. Mr. Byers serves on two non-profit boards in the Lancaster and Chester County areas and began a three-year term as a board member of the Pennsylvania Association of Community Bankers in 2021.

William H. Sayre is the Executive Vice President and Chief Credit and Chief Risk Officer of Presence Bank and PB Bankshares. Mr. Sayre joined Presence Bank in April 2022. Mr. Sayre is responsible for assessing and managing the risks facing the bank including credit, operational and compliance risks. Mr. Sayre has over 35 years of industry experience in a variety of lending, credit and operational roles. Mr. Sayre most recently served as the Chief Operating Officer and Chief

Credit Officer for Atlantic Community Bankers Bank, having been employed there for the past 16 years. Mr. Sayre's experience also includes senior lending and credit roles at Waypoint Bank and running the Corporate Banking division for PNC Bank in the Central Pennsylvania market. Mr. Sayre has a BA from Hamilton College and extensive post graduate course work in accounting at Villanova University.

Larry W. Witt is the Executive Vice President and Chief Information Officer of Presence Bank and PB Bankshares. Mr. Witt is responsible for developing and maintaining a robust and secure IT environment that ensures Presence Bank is meeting changing customer needs, from product and service development to process and experience improvements. Prior to joining Presence Bank in 2019, Mr. Witt was the First Vice President and Director of Technical Services at CenterState Bank, which acquired Sunshine Bank in 2018. Prior to CenterState Bank's acquisition of Sunshine Bank, Mr. Witt was the Vice President of IT and Operations at Sunshine Bank from 2014 to 2018. Mr. Witt is a graduate of the University of South Florida with a degree in Information Technology and is a member of the ISACA Harrisburg chapter for IT professionals.

Board Independence

The Board of Directors of PB Bankshares has determined that each of our directors, with the exception of President and Chief Executive Officer Janak M. Amin, is "independent" as defined in the listing standards of the Nasdaq Stock Market. Mr. Amin is not independent because he is one of our executive officers. In evaluating the independence of our independent directors, we found no transactions between Presence Bank and our independent directors that are not required to be reported under "—Transactions With Certain Related Persons," and that had an impact on our determination as to the independence of our directors.

Board Leadership Structure and Risk Oversight

The Board of Directors currently separates the positions of Chairman of the Board and Chief Executive Officer. Our Board of Directors is chaired by Joseph W. Carroll, who is an independent director. This ensures a greater role for the independent directors in the oversight of PB Bankshares, Inc. and Presence Bank and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. We believe that our leadership structure, in which the roles of Chairman and Chief Executive Officer are separate, together with experienced and engaged independent directors and independent key committees, will be effective and is the optimal structure for PB Bankshares and its stockholders at this time.

To further assure effective independent oversight, the Board of Directors has adopted a number of governance practices, including:

- a majority independent Board of Directors;

- periodic meetings of the independent directors; and

- an annual performance evaluation of the President and Chief Executive Officer by the Compensation Committee.

The Board of Directors recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board of Directors periodically reviews its leadership structure.

The Board of Directors is actively involved in oversight of risks that could affect PB Bankshares. This oversight is conducted primarily through committees of the Board of Directors, but the full Board of Directors has retained responsibility for general oversight of risks. The Board of Directors also satisfies this responsibility through reports by the committee chair of all board committees regarding the committees' considerations and actions, through review of minutes of committee meetings and through regular reports directly from officers responsible for oversight of particular risks within PB Bankshares. Risks relating to the direct operations of Presence Bank are further overseen by the Board of Directors of Presence Bank, all of whom are the same individuals who serve on the Board of Directors of PB Bankshares. The Board of Directors of Presence Bank also has additional committees that conduct risk oversight. All committees are responsible for the establishment of policies that guide management and staff in the day-to-day operation of PB Bankshares and Presence Bank such as lending, risk management, asset/liability management, investment management and others.

Board Diversity Matrix (as of December 31, 2022):

PB Bankshares believes in the benefits that diversity brings to the Board of Directors. Based upon voluntary self-identification by each member of the PB Bankshares' Board of Directors, the diversity composition of the Board of Directors for the current year is disclosed as follows:

Total Number of Directors: 10				
	Female	**Male**	**Non-Binary**	**Did Not Disclose**
Part I: Gender Identity:				
Directors	2	8	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	2	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

References to our Website Address

References to our website address throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's rules. These references are not intended to, and do not, incorporate the contents of our website by reference into this proxy statement or the accompanying materials.

Delinquent Section 16(a) Reports

Our common stock is registered with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Our executive officers and directors and beneficial owners of greater than 10% of our common stock ("10% beneficial owners") are required to file reports on Forms 3, 4 and 5 with the Securities and Exchange Commission disclosing beneficial ownership and changes in beneficial ownership of the common stock. Securities and Exchange Commission rules require disclosure in our Proxy Statement and Annual Report on Form 10-K of the failure of an executive officer, director or 10% beneficial owner of our common stock to file a Form 3, 4, or 5 on a timely basis. Based on our review of ownership reports required to be filed during the year ended December 31, 2022, we believe that no executive officer, director or 10% beneficial owner of our shares of common stock failed to file an ownership report on a timely basis.

Code of Ethics for Senior Officers

PB Bankshares has adopted a Code of Ethics that is applicable to our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available at the Corporate Information page on our website at ir.presencebank.com under "Governance Documents." Amendments to, and waivers from, the Code of Ethics will also be disclosed on our website.

Anti-Hedging Policy

PB Bankshares' anti-hedging and anti-pledging provisions are covered in its Insider Trading Policy. Under the policy, directors and executive officers are prohibited from engaging in short sales of PB Bankshares stock, and unless specifically approved by the Board of Directors, from engaging in transactions in publicly-traded options, such as puts, calls and other derivative securities based on PB Bankshares stock including any hedging, monetization or similar transactions designed to decrease the risks associated with holding PB Bankshares stock. The Board of Directors has not approved and does not intend to approve such a program. In addition, directors and executive officers are generally prohibited from pledging PB Bankshares stock as collateral for any loan or holding PB Bankshares stock in a margin account. The Board of Directors may approve an exception to this policy for a pledge of PB Bankshares stock as collateral for a loan from a third party (not including margin debt) where the borrower clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. The Board of Directors has not approved any such exception to its policy.

Attendance at Annual Meetings of Stockholders

PB Bankshares does not have a written policy regarding director attendance at Annual Meetings of stockholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. All nine then current Directors attended the 2022 Annual Meeting of Stockholders.

Communications with the Board of Directors

Any stockholder who wishes to contact our Board of Directors or an individual director may do so by writing to: PB Bankshares, Inc., 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, Attention: Board of Directors. The letter should indicate that the sender is a stockholder and, if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Corporate Secretary and are then distributed to the Board of Directors or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary may attempt to handle an inquiry directly (for example, where it is a request for information about PB Bankshares or it is a stock-related matter). The Corporate Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. At each Board of Directors meeting, the Corporate Secretary shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors on request.

Meetings and Committees of the Board of Directors

The business of PB Bankshares is conducted at regular and special meetings of the Board of Directors and its committees. In addition, the "independent" members of the Board of Directors (as defined in the listing standards of the Nasdaq Stock Market) meet in executive sessions. The standing committees of the Board of Directors of PB Bankshares are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors of PB Bankshares and Presence Bank held 10 regular meetings and one special meeting during the year ended December 31, 2022. No member of the Board of Directors or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which he/she has been a director); and (ii) the total number of meetings held by all committees on which he/she served (during the periods that he/she served).

Audit Committee. The Audit Committee consisted of Mr. Woolard, Chairman, Mr. Andress, Mr. Carroll and Ms. Wentz. The Audit Committee meets with the independent registered public accounting firm to review quarterly and annual filings, the results of the annual audit and other related matters. The Audit Committee met five times in 2022. Each member of the Audit Committee is "independent" as defined in the listing standards of NASDAQ and SEC Rule 10A(m)-3. The Board of Directors has determined that Mr. Woolard qualifies as an Audit Committee financial expert serving on the committee. Mr. Woolard meets the criteria including for independence established by the Securities and Exchange Commission and NASDAQ.

The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews the reports and findings and other information presented to them by PB Bankshares' officers regarding financial reporting policies and practices. The Audit Committee also reviews the performance of PB Bankshares' independent registered public accounting firm, the internal audit function and oversees policies associated with financial risk assessment and risk management. The Audit Committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. Our Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at ir.presencebank.com.

Compensation Committee. The Compensation Committee was comprised of Directors Tompkins, Chairman, Carroll, Greenfield, Pinno and Wentz. The Compensation Committee of PB Bankshares met three times during the year ended December 31, 2022.

With regard to compensation matters, the Compensation Committee's primary purposes are to discharge the Board's responsibilities relating to the compensation of the Chief Executive Officer and other executive officers, to oversee PB Bankshares' compensation equity and incentive plans, policies and programs, and to oversee PB Bankshares' management development and succession plans for executive officers. PB Bankshares' Chief Executive Officer will not be present during any committee deliberations or voting with respect to his compensation. The Compensation Committee may form and delegate authority and duties to subcommittees as it deems appropriate.

The Compensation Committee operates under a written charter which is available on our website at ir.presencebank.com. This charter sets forth the responsibilities of the Compensation Committee and reflects the Compensation Committee's commitment to create a compensation structure that encourages the achievement of long-range objectives and builds long-term value for our stockholders.

The Compensation Committee considers a number of factors in their decisions regarding executive compensation, including, but not limited to, the level of responsibility and performance of the individual executive officers, the overall performance of PB Bankshares and a peer group analysis of compensation paid at institutions of comparable size and complexity. The Compensation Committee did not engage a compensation advisor during 2022. The Compensation Committee also considers the recommendations of the Chief Executive Officer with respect to the compensation of executive officers other than the Chief Executive Officer.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Directors Pinno, Chairman, Carroll, Constable, Greenfield and Woolard. The Nominating and Corporate Governance Committee of PB Bankshares met two times during the year ended December 31, 2022. The committee seeks Board members who represent a mix of backgrounds that will reflect the diversity of our stockholders, employees, and customers, and experiences that will enhance the quality of the Board of Directors' deliberations and decisions. As the holding company for a community bank, the Board of Directors also seeks directors who can continue to strengthen Presence Bank's position in its community and can assist Presence Bank with business development through business and other community contacts. A candidate must meet the eligibility requirements set forth in our Bylaws, which include an age limitation provision, a residency requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. The Nominating and Corporate Governance Committee operates under a written charter which is available on our website at ir.presencebank.com.

The committee considers the following criteria in evaluating and selecting candidates for nomination:

- *Contribution to Board* – PB Bankshares endeavors to maintain a Board of Directors that possesses a wide range of abilities. Thus, the committee will assess the extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board of Directors. The committee will also take into consideration the number of public company boards of directors, other than PB Bankshares, and committees thereof, on which the candidate serves. The committee will consider carefully the time commitments of any candidate who would concurrently serve on the boards of directors of more than two public companies other than PB Bankshares, it being the policy of PB Bankshares to limit public company directorships to two companies other than PB Bankshares.

- *Experience* – PB Bankshares is the holding company for an insured depository institution. Because of the complex and heavily regulated nature of PB Bankshares' business, the committee will consider a candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements, as well as real estate and legal experience.

- *Familiarity with and Participation in Local Community* – PB Bankshares is a community-orientated organization that serves the needs of local consumers and businesses. In connection with the local character of PB Bankshares' business, the committee will consider a candidate's familiarity with PB Bankshares' market area (or a portion thereof), including without limitation the candidate's contacts with and knowledge of local businesses operating in PB Bankshares' market area, knowledge of the local real estate markets and real estate professionals, experience with local governments and agencies and political activities, and participation in local business, civic, charitable or religious organizations.

- *Integrity* – Due to the nature of the financial services provided by PB Bankshares and its subsidiaries, PB Bankshares is in a special position of trust with respect to its customers. Accordingly, the integrity of the Board of Directors is of utmost importance to developing and maintaining customer relationships. In connection with upholding that trust, the committee will consider a candidate's personal and professional integrity, honesty and reputation, including, without limitation, whether a candidate or any entity controlled by the candidate is or has in the past been subject to any regulatory orders, involved in any regulatory or legal action, or been accused or convicted of a violation of law, even if such issue would not result in disqualification for service under PB Bankshares' Bylaws.

- *Stockholder Interests and Dedication* – A basic responsibility of directors is the exercise of their business judgment to act in what they reasonably believe to be in the best long-term interests of PB Bankshares and its stockholders. In connection with such obligation, the committee will consider a candidate's ability to represent the best long-term interests of PB Bankshares and its stockholders, including past service with PB Bankshares or Presence Bank and contributions to their operations, the candidate's experience or involvement with other local financial services companies, the potential for conflicts of interests with the candidate's other pursuits, and the candidate's ability to devote sufficient time and energy to diligently perform his or her duties, including the candidate's ability to personally attend board and committee meetings.

- *Independence* – The committee will consider the absence or presence of material relationships between a candidate and PB Bankshares (including those set forth in applicable listing standards) that might impact objectivity and independence of thought and judgment. In addition, the committee will consider the candidate's ability to serve on any Board committees that are subject to additional regulatory requirements (e.g. Securities and Exchange Commission regulations and applicable listing standards). If PB Bankshares should adopt independence standards other than those set forth in the Nasdaq Stock Market listing standards, the committee will consider the candidate's potential independence under such other standards.

- *Gender and Ethnic Diversity* – The committee understands the importance and value of gender and ethnic diversity on the Board of Directors and will consider highly qualified women and individuals from minority groups to include in the pool from which candidates are chosen.

- *Additional Factors* – The committee will also consider any other factors it deems relevant to a candidate's nomination that are consistent with our policies and strategic plan and the Board of Directors' goal of promoting the long-term success of PB Bankshares and providing value to its stockholders. The committee also may consider the current composition and size of the Board of Directors, the balance of management and independent directors, and the need for audit committee expertise.

The committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service, including the current members' board and committee meeting attendance and performance, length of board service, experience and contributions, and independence. Current members of the Board of Directors with skills and experience that are relevant to PB Bankshares' business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If there is a vacancy on the Board of Directors because any member of the Board of Directors does not wish to continue in service or if the committee decides not to re-nominate a member for re-election, the Board of Directors would determine the desired skills and experience of a new nominee (including a review of the skills set forth above), may solicit suggestions for director candidates from all board members and may engage in other search activities.

During the year ended December 31, 2022 we did not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees for director.

The Board of Directors may consider qualified candidates for director suggested by our stockholders. Stockholders can suggest qualified candidates for director by writing to our Corporate Secretary at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320. The Board of Directors has adopted a procedure by which stockholders may recommend nominees to the Board of Directors. Stockholders who wish to recommend a nominee must write to PB Bankshares' Corporate Secretary and such communication must include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Board of Directors;

- The name and address of the stockholder as they appear on PB Bankshares' books, and of the beneficial owner, if any, on whose behalf the nomination is made;

- The class or series and number of shares of PB Bankshares' capital stock that are owned beneficially or of record by such stockholder and such beneficial owner;

- A description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

- A representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice;

- The name, age, personal and business address of the candidate, the principal occupation or employment of the candidate and the number of shares of common stock of PB Bankshares that are owned by the candidate;

- The candidate's written consent to serve as a director;

- A statement of the candidate's business and educational experience and all other information relating to such person that would indicate such person's qualification to serve on PB Bankshares' Board of Directors; and

- Such other information regarding the candidate or the stockholder as would be required to be included in PB Bankshares' proxy statement pursuant to Securities and Exchange Commission Regulation 14A.

To be timely, the submission of a candidate for director by a stockholder must be received by the Corporate Secretary at least 120 days prior to the anniversary date of the proxy statement relating to the preceding year's Annual Meeting of stockholders. If (i) less than 90 days' prior public disclosure of the date of the meeting is given to stockholders and (ii) the date of the Annual Meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year's Annual Meeting, a stockholder's submission of a candidate shall be timely if delivered or mailed to and received by the Corporate Secretary of PB Bankshares no later than the 10th day following the day on which public disclosure (by press release issued through a nationally recognized news service, a document filed with the Securities and Exchange Commission, or on a website maintained by PB Bankshares) of the date of the Annual Meeting is first made.

Submissions that are received and that satisfy the above requirements are forwarded to the Board of Directors for further review and consideration, using the same criteria to evaluate the candidate as it uses for evaluating other candidates that it considers.

There is a difference between the recommendations of nominees by stockholders pursuant to this policy and a formal nomination (whether by proxy solicitation or at a meeting) by a stockholder. Stockholders have certain rights under applicable law with respect to nominations, and any such nominations must comply with applicable law and provisions of the Bylaws of PB Bankshares. See "Stockholder Proposals and Nominations."

Audit Committee Report

The Audit Committee has issued a report that states as follows:

- We have reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2022;

- We have discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission; and

- We have received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and have discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that PB Bankshares specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

This report has been provided by the Audit Committee:

R. Cheston Woolard (Chairman)
Spencer J. Andress
Joseph W. Carroll
M. Joye Wentz

Transactions With Certain Related Persons

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Presence Bank. The Sarbanes-Oxley Act does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Presence Bank's directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.

All loans made by Presence Bank to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Presence Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. Presence Bank is in compliance with federal regulations with respect to its loans and extensions of credit to executive officers and directors. The aggregate amount of our loans to our executive officers, directors and their related parties was $5.5 million at December 31, 2022. As of December 31, 2022, these loans were performing according to their original repayment terms.

Pursuant to our Policy and Procedures for Approval of Related Person Transactions, the Audit Committee periodically reviews, no less frequently than twice a year, a summary of transactions in excess of $25,000 with our directors, executive officers, and their family members, for the purpose of determining whether the transactions are within our policies and should be ratified and approved. Additionally, pursuant to our Code of Business Conduct and Ethics, all of our executive officers and directors must disclose any personal or financial interest in any matter that comes before PB Bankshares.

Executive Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and Chief Executive Officer, Janak M. Amin, Douglas L. Byers, who serves as our Executive Vice President and Chief Banking Officer and Larry W. Witt, who serves as our Executive Vice President and Chief Information Officer, for the year ended December 31, 2022. Each individual listed in the table is referred to as a Named Executive Officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Stock Awards ($)[1]	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[2]	Total ($)
Janak M. Amin	2022	310,000	162,923 [3]	357,652	341,040	—	88,444	1,260,059
President and Chief Executive Officer	2021	220,000	91,500 [3]	—	—	—	51,934	363,434
Douglas L. Byers	2022	195,000	58,327	150,681	160,991	—	47,523	612,522
Executive Vice President and Chief Banking Officer	2021	180,000	52,000	—	—	—	34,720	266,720
Larry W. Witt	2022	160,000	47,885	103,159	114,585	—	39,753	465,382
Executive Vice President and Chief Information Officer	2021	150,000	38,000	—	—	—	27,994	215,994

(1) The amounts for the year ended December 31, 2022 represent the grant date fair value of the stock and option awards granted to the named executive officers under the 2022 Equity Incentive Plan. The grant date fair value of the stock and option awards have been computed in accordance with the stock-based compensation accounting rules (FASB ASC Topic 718). Assumptions used in the calculations of these amounts are included in note 12 to our financial statements in our Annual Report on Form 10-K filed with the SEC on March 28, 2023.

(2) The compensation represented by the amounts for 2022 set forth in the All Other Compensation column for the Named Executive Officers is detailed in the following table.

(3) Mr. Amin was approved by the Board of Directors for an additional $21,000 and $18,500 for 2022 and 2021, respectively, of bonus not included above, which he elected to provide to employees to reduce their health insurance premiums.

Amounts included in the "Option Awards" and "Stock Awards" columns of the summary compensation table for the year ended December 31, 2022 represent grants under the 2022 Equity Incentive Plan. Notwithstanding that (1) these awards vest ratably over a five-year period following the grant date; and (2) the annual financial statement expense that we are required to recognize for these grants will be expensed ratably over the vesting period and will be significantly less than the amounts included in the "Option Awards" and "Stock Awards" columns for the year ended December 31, 2022, the Securities and Exchange Commission rules require that we report the full grant date fair value of stock option awards and restricted stock in the year in which the grants are made. In addition, with respect to the stock options, the actual value, if any, realized by any Named Executive Officer from any stock options will depend on the extent to which the market value of PB Bankshares, Inc. common stock exceeds the exercise price of the stock option on the date of exercise. Accordingly, there is no assurance that the value realized by a Named Executive Officer will be at or near the value estimated above in the "Options Awards" column.

	401(k) Plan Contributions	ESOP Contributions (a)	SERP Contributions	Automobile Usage	Medical and Seminar Reimbursement	Total All Other Compensation
Janak M. Amin	$ 11,765	$ 21,287	$ 54,027	$ 740	$ 625	$ 88,444
Douglas L. Byers	$ 9,121	$ 13,589	$ 22,988	$ —	$ 1,825	$ 47,523
Larry W. Witt	$ 9,577	$ 11,170	$ 19,006	$ —	$ —	$ 39,753

(a) Based on PB Bankshares' closing stock price of $13.58 on December 31, 2022.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2022 for the Named Executive Officers. All equity awards reflected in this table were granted pursuant to our 2022 Equity Incentive Plan, described below.

	Option awards					Stock awards	
Name	Number of securities underlying unexercised options (#) exercisable [1]	Number of securities underlying unexercised options (#) unexercisable [1]	Equity incentive plan awards: number of securities underlying unexersiable unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]
Janak M. Amin	—	69,420	—	$ 12.28	11/14/2032	27,772	$ 377,144
Douglas L. Byers	—	29,247	—	$ 12.28	11/14/2032	13,110	$ 178,034
Larry W. Witt	—	20,023	—	$ 12.28	11/14/2032	9,331	$ 126,715

(1) Options vest in five equal annual installments commencing on November 14, 2023.
(2) Stock awards vest in five equal annual installments commencing on November 14, 2023.
(3) Based on the $13.58 per share trading price of PB Bankshares common stock on December 31, 2022.

2022 Equity Incentive Plan. PB Bankshares has adopted the PB Bankshares, Inc. 2022 Equity Incentive Plan ("2022 Equity Incentive Plan"), which was approved by stockholders in September 2022. Employees and directors of PB Bankshares, Presence Bank or its subsidiaries are eligible to receive awards under the 2022 Equity Incentive Plan. Subject to permitted adjustments for certain corporate transactions, the 2022 Equity Incentive Plan authorizes the issuance or delivery to participants of up to 388,815 shares of PB Bankshares common stock pursuant to grants of incentive and non-qualified stock options and restricted stock awards and restricted stock units. Of this number, the maximum number of shares of PB Bankshares common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of PB Bankshares common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares. A total of 266,072 stock options and 108,115 restricted stock shares were awarded by the Compensation Committee under the 2022 Equity Incentive Plan during 2022. The stock option and restricted stock awards granted to Named Executive Officers and directors will vest 20% each year over a five-year period, beginning on November 14, 2023. Notwithstanding the foregoing, these awards would vest upon death, disability or involuntary termination of employment following a change in control.

Employment Agreement

Presence Bank has entered into an employment agreement with Mr. Amin. The employment agreement has a term of three years. The term of the employment agreement extends automatically for one additional year on the anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Presence Bank or

Mr. Amin give notice to the other of non-renewal. At least 30 days prior to the anniversary date of the employment agreement, the disinterested members of the Board of Directors of Presence Bank conducts a comprehensive evaluation and review of Mr. Amin's performance for purposes of determining whether to take action to not renew the employment agreement. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no sooner than two years following the effective date of the change in control.

The employment agreement specifies Mr. Amin's base salary, which is currently $310,000. The Board of Directors of Presence Bank or the Compensation Committee may increase, but not decrease, Mr. Amin's base salary. In addition to the base salary, the agreement provides that Mr. Amin will participate in any bonus plan or arrangement of Presence Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Compensation Committee. Mr. Amin is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Presence Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties with Presence Bank, including use of bank-owned or leased automobile.

Presence Bank may terminate Mr. Amin's employment, or Mr. Amin may resign from his employment, at any time with or without good reason. In the event Presence Bank terminates Mr. Amin's employment without cause or Mr. Amin voluntary resigns for "good reason" (i.e., a "qualifying termination event"), Presence Bank will pay Mr. Amin severance equal to the base salary and bonuses (based on the highest bonus for the three most recently completed calendar years prior to his date of termination) he would have received during the remaining term of the employment agreement. In addition, Mr. Amin will receive a cash payment equal the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for the executive and his dependents immediately prior to his termination.

If a qualifying termination event occurs at or within two years following a change in control of PB Bankshares or Presence Bank, Mr. Amin would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) and highest annual cash bonus earned for the calendar year in which the change in control occurs or for any of the three most recently completed calendar years prior to the change in control. In addition, Mr. Amin would receive a cash payment equal to the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for him and his dependents immediately prior to his termination. Presence Bank or its successor will make the payments to Mr. Amin in a lump sum within 30 days following his termination of employment.

The employment agreement terminates upon Mr. Amin's death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Amin will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements

Presence Bank has entered into change in control agreements with Messrs. Byers and Witt. The change in control agreements have terms of two years. The term of each change in control agreement automatically extends for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again two years, unless either Presence Bank or the executive gives the other party a notice of non-renewal. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the agreements, the term of the agreements would automatically extend so that they would expire no sooner than two years following the effective date of the change in control.

In the event Presence Bank (or its successor) terminates the executive's employment (other than for cause) or the executive terminates his employment for "good reason," in either case at or following a change in control of PB Bankshares or Presence Bank, the executive would be entitled to a severance payment equal to two times the sum of (i) the executive's base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) the highest annual bonus earned by the executive for the calendar year in which the change in control occurs or for the three most recently completed calendar years prior to the change in control. The severance benefit would be paid to the executive in a lump sum within 30 days following the executive's date of termination. In addition, each executive would receive 12 monthly COBRA premium reimbursement payments to the extent the executive elects COBRA for continued health care coverage.

Executive Deferred Compensation Plan

Presence Bank entered into an Executive Deferred Compensation Plan ("EDC Plan") for certain key members of the management team. The purpose of the EDC Plan is to provide tax planning opportunities with certain key members of the management team by means of a non-qualified deferred compensation plan. The Named Executive Officers are all eligible to participate in the EDC Plan. Messrs. Amin and Byers participated in the EDC Plan during 2022.

Under the EDC Plan, participants may annually elect to defer the payment of a portion of their base salary and bonuses by filing a deferral election form with the plan administrator, setting forth the amount of the deferral and its duration. Presence Bank may, in its discretion, also make contributions to a participant's deferral account. Participants are 100% vested at all times in their elective deferrals and any contributions made by Presence Bank. As of the last day of the EDC Plan year, Presence Bank will credit interest to participant's deferral accounts at an annual rate equal to 5% (or any other rate subsequently established by the Board of Directors).

Benefits under the EDC Plan will generally be paid to participants upon their separation from service. Distributions will also be made to participants in the event of death, "disability" or a "change in control" if one of those events occurs prior to the participant attaining age 65 (as each of those terms are defined in the EDC Plan). Benefits will be distributed either in a lump sum or in monthly installments over a period of 10 years, as elected by the participant and set forth in the EDC Plan. Payment of benefits will be made or commence within 30 days of the event triggering the distribution. In limited circumstances, participants may also take distributions from the EDC Plan if they incur an unforeseeable emergency.

In the event a participant is considered a "specified employee" (as defined in the EDC Plan) at the time of separation from service, any payment due under the EDC Plan (other than due to disability or death) will be paid on the first day of the seventh month after the participant's separation from service.

Supplemental Executive Retirement Plans

Presence Bank entered into Supplemental Executive Retirement Plans ("SERPs") with each of Messrs. Amin, Byers and Witt in 2020. In 2022, Presence Bank credited a contribution equal to a percentage of the executive's salary (25% in the case of Mr. Amin and 15% in the case of Messrs. Byers and Witt), plus an amount attributable to earnings on those amounts, to an account for the benefit of the executives under the SERPs. The amounts credited to the executives' accounts will earn an annual rate of interest equal to two percent (2%), compounded monthly.

Each executive vests in his account under the SERP over a five-year period beginning January 1, 2020; at the rate of 20% per year. Each executive also becomes 100% vested in his account balance in the event of death, disability, a change in control or an involuntary termination of service prior to age 65. The benefits under the SERPs are normally paid upon a separation from service in 180 monthly installments. The benefit is also paid in 180 monthly installments upon the executive's disability. If the executive dies prior to a separation from service, the executive's beneficiary will receive the account balance, plus an amount equal to the contributions and earnings credited to the executive's account over the preceding 24 months, in 180 monthly installments. If the executive dies after the benefit payments have commenced, the executive's beneficiary will continue to receive the benefits at the same time and in the same amounts the benefits would have been paid to the executive had he survived. In the event of a change in control prior to the executive attaining age 65, the executive will receive a lump sum payment of the account balance plus an amount equal to the contributions and earnings credited to the executive's account over the preceding 24 months. The executives will forfeit all benefits under the SERPs if their employment is terminated for cause.

Bonuses

The Board of Directors has the authority to award discretionary bonus payments to the Named Executive Officers. While strict numerical formulas are not used to quantify the Named Executive Officers' bonus payments, both company-wide and individually-based performance objectives are used to determine bonus payments. Company-wide performance objectives focus on earnings, growth, expense control and asset quality, which are customary metrics used by similarly-situated financial institutions in measuring performance. Individually-based performance objectives are determined based on the individual's responsibilities and contributions to our successful operation. Both the company-wide and individually-based performance objectives are evaluated by the Board of Directors on an annual basis and also as a trend of performance measured over the prior three years. The Board of Directors also takes into consideration outside factors that impact our performance, such as national and local economic conditions, the interest rate environment, regulatory mandates and the level of competition in our primary market area.

For the year ended December 31, 2022, bonuses for the Named Executive Officers ranged from 30% to 53% of their salary.

Benefit Plans

401(k) Plan. Presence Bank sponsors the Presence Bank 401(k) Profit Sharing Plan and Trust (the "401(k) Plan"). The Named Executive Officers participate in the 401(k) Plan on the same terms as other employees. For the year ended December 31, 2022, Presence Bank made a discretionary matching contribution of 100% of an employee's contribution up to 3% of eligible compensation and 50% of an employee's contribution for the next 2% of eligible compensation and a profit-sharing contribution equal to 2% of each participant's eligible compensation.

Employee Stock Ownership Plan. Presence Bank sponsors the Presence Bank Employee Stock Ownership Plan (the "ESOP") for eligible employees. The Named Executive Officers participate in the ESOP on the same terms as other employees.

The ESOP trustee purchased, on behalf of the ESOP, 222,180 shares of PB Bankshares common stock. The ESOP funded the stock purchase with a loan from PB Bankshares equal to the aggregate purchase price of the common stock. The loan will be repaid principally through Presence Bank's contribution to the ESOP and dividends payable on common stock held by the ESOP, if any, over the anticipated 20-year term of the loan. The trustee holds the shares purchased by the ESOP in an unallocated suspense account, and shares are released from the suspense account on a pro-rata basis as the loan is repaid. The trustee allocates the shares released among participants on the basis of each participant's proportional share of compensation relative to the total aggregate compensation paid to all participants.

Director Compensation

The following table sets forth for the year ended December 31, 2022 certain information as to the total remuneration we paid to our directors other than Janak M. Amin. Mr. Amin does not receive fees for serving as a director.

Director Compensation Table

Name	Fees earned or paid in cash ($)	Option Awards ($)[1]	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Spencer J. Andress	27,000	38,640	36,840	—	102,480
Joseph W. Carroll	54,000	58,614	55,886	—	168,500
Larry J. Constable	27,000	38,640	36,840	—	102,480
Bony R. Dawood[3]	4,500	—	—	—	4,500
Thomas R. Greenfield	27,000	38,640	36,840	—	102,480
John V. Pinno, III	27,000	38,640	36,840	—	102,480
Jane B. Tompkins	27,000	38,640	36,840	—	102,480
M. Joye Wentz	27,000	38,640	36,840	—	102,480
R. Cheston Woolard	27,000	38,640	36,840	—	102,480

(1) The amounts for the year ended December 31, 2022 represent the grant date fair value of the stock and option awards granted to the directors on November 15, 2022 under the 2022 Equity Incentive Plan. The grant date fair value of the option and stock awards have been computed in accordance with the stock-based compensation accounting rules (FASB ASC Topic 718). Assumptions used in the calculations of these amounts are included in note 12 to our financial statements in our Annual Report on Form 10-K filed with the SEC on March 28, 2023. The outstanding aggregate number of option awards for each non-employee director (other than Directors Carroll and Dawood) as of December 31, 2022 was 7,500. The outstanding aggregate number of stock awards for each non-employee director (other than Directors Carroll and Dawood) as of December 31, 2022 was 3,000 shares. Director Carroll held 11,377 stock option awards and 4,551 stock awards at December 31, 2022.
(2) For the year ended December 31, 2022, no director had perquisites, the aggregate value of which exceeded $10,000.
(3) Mr. Dawood became a Director on November 13, 2022.

Amounts included in the "Option Awards" and "Stock Awards" columns of the director compensation table for the year ended December 31, 2022 represent grants under the 2022 Equity Incentive Plan. Notwithstanding that (1) these awards vest ratably over a five-year period following the grant date; and (2) the annual financial statement expense that we are required to recognize for these grants will be expensed ratably over the vesting period and will be significantly less than the amounts included in the "Option Awards" and "Stock Awards" columns for the year ended December 31, 2022, the Securities and Exchange Commission rules require that we report the full grant date fair value of stock option awards and restricted stock in the year in which the grants are made. In addition, with respect to the stock options, the actual value, if any, realized by any Director from any stock options will depend on the extent to which the market value of PB Bankshares, Inc. common stock exceeds the exercise price of the stock option on the date of exercise. Accordingly, there is no assurance that the value realized by a Director will be at or near the value estimated above in the "Options Awards" column.

Director Fees

During the fiscal year ended December 31, 2022, each non-executive director was paid $2,250 monthly for service to the board. During the fiscal year ended December 31, 2022, the Chairman was paid $4,500 monthly for service to the board.

Each person who serves as a director of PB Bankshares also serves as a director of Presence Bank and earns fees only in his or her capacity as a board member of Presence Bank.

PROPOSAL II—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of PB Bankshares has approved the engagement of Yount, Hyde & Barbour, P.C. to be our independent registered public accounting firm for the year ending December 31, 2023, subject to the ratification of the engagement by our stockholders. At the Annual Meeting, stockholders will consider and vote on the ratification of the Audit Committee's engagement of Yount, Hyde & Barbour, P.C. for the year ending December 31, 2023. A representative of Yount, Hyde & Barbour, P.C. is expected to attend the Annual Meeting and may respond to appropriate questions and make a statement if he or she so desires.

Even if the engagement of Yount, Hyde & Barbour, P.C. is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of PB Bankshares and its stockholders.

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Yount, Hyde & Barbour, P.C. for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Audit Fees	$	94,879	$	118,943
Audit-Related Fees	$	—	$	—
Tax Fees	$	12,000	$	—
All Other Fees	$	—	$	—

Audit Fees. Yount, Hyde & Barbour, P.C. billed us a total of $94,879 and $118,943 for 2022 and 2021, respectively, for professional services for the audit of PB Bankshares' annual consolidated financial statements, initial public offering fees and expenses, statutory and regulatory filing requirements for limited review of quarterly condensed consolidated financial statements included in periodic reports filed with the Securities and Exchange Commission and consent procedures for the Form S-8 filing, including out-of-pocket expenses.

Audit-Related Fees. There were no audit-related fees billed by Yount, Hyde & Barbour, P.C. during the years ended December 31, 2022 and 2021.

Tax Fees. Tax fees include the aggregate fees billed for provisional services rendered for tax compliance, tax advice and tax planning by Yount, Hyde & Barbour, P.C. during the year ended December 31, 2022. There were no tax fees billed during the year ended December 31, 2021.

All Other Fees. There were no other fees billed by Yount, Hyde & Barbour, P.C. during the years ended December 31, 2022 and 2021.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has considered whether the provision of non-audit services, which relate primarily to tax services, is compatible with maintaining the independence of Yount, Hyde & Barbour, P.C. The Audit Committee concluded that performing such services does not affect the independence of Yount, Hyde & Barbour, P.C. in performing its function as our independent registered public accounting firm.

The Audit Committee's current policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement prior to the engagement or pursuant to a pre-approval policy with respect to particular services, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee pre-approved 100% of tax fees billed and paid during the years ended December 31, 2022 and 2021.

The Board of Directors recommends a vote "FOR" the ratification of Yount, Hyde & Barbour, P.C. as independent registered public accounting firm for the year ending December 31, 2023.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In order to be eligible for inclusion in the proxy materials for our 2024 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at PB Bankshares' executive office, 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, no later than December 28, 2023. If the date of the 2024 Annual Meeting of Stockholders is changed by more than 30 days, any stockholder proposal must be received at a reasonable time before we print or mail proxy materials for such meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the PB Bankshares' Annual Meeting of stockholders to be held in 2024 must give PB Bankshares notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's Annual Meeting. This deadline is March 25, 2024.

In addition to the requirement set forth under SEC Rule 14a-19, our Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an Annual Meeting of stockholders. In order for a stockholder of record to properly bring business before an Annual Meeting, or to propose a nominee to the board of directors, our Corporate Secretary must receive written notice not earlier than the 100th day nor later than the 90th day prior to the anniversary date of the prior year's Annual Meeting; provided, however, that in the event the date of the Annual Meeting is advanced more than 30 days prior to the anniversary of the preceding year's Annual Meeting, then, to be timely, notice by the stockholder must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter such stockholder proposes to bring before the Annual Meeting: (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; (ii) the name and address of such stockholder as they appear on the our books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

The notice with respect to director nominations must include: (a) as to each person whom the stockholder proposes to nominate for election as a director, (i) all information relating to such person that would indicate such person's qualification to serve on our Board of Directors; (ii) an affidavit that such person would not be disqualified under the provisions of Article II, Section 12 of our Bylaws; (iii) such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule or regulation; and (iv) a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a

representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation.

The 2024 Annual Meeting of stockholders is expected to be held May 22, 2024. Advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next Annual Meeting must be given to us no earlier than February 12, 2024 and no later than February 22, 2024. If notice is received before February 12, 2024 or after February 22, 2024, it will be considered untimely, and we will not be required to present the matter at the stockholders meeting.

Nothing in this proxy statement shall be deemed to require us to include in our proxy statement and proxy relating to an Annual Meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board of Directors, as holders of the proxies, will act as determined by a majority vote.

MISCELLANEOUS

A COPY OF PB BANKSHARES' ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022 WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, 185 E. LINCOLN HIGHWAY, COATESVILLE, PENNSYLVANIA 19320 OR BY CALLING (610) 384-8282.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

PB Bankshares' Proxy Statement, including the Notice of the Annual Meeting of Stockholders, and the 2022 Annual Report are each available on the Internet at https://www.cstproxy.com/pbbankshares/2023.

By Order of the Board of Directors

Mackenzie L. Jackson

Mackenzie Jackson
Corporate Secretary

Coatesville, Pennsylvania
April 26, 2023

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period From To

Commission file number: 001-40612



PB BANKSHARES, INC

PB BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Maryland	**86-3947794**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
185 East Lincoln Highway, Coatesville, Pennsylvania	**19320**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (610) 384-8282

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Stock, $0.01 Par Value per Share	PBBK	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the common stock as of June 30, 2022 was $31,432,976.

As of March 27, 2023 there were 2,809,425 shares outstanding of the registrant's common stock.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "attribute," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

- the rate of delinquencies and amounts of loans charged-off;

- adverse changes in the securities markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to capitalize on strategic opportunities;

- our ability to successfully introduce new products and services;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

- our ability to retain our existing customers;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- changes in our organization, compensation and benefit plans;

- changes in the quality or composition of our loan or investment portfolios;

- a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

- conditions relating to the COVID-19 pandemic;

- political instability or civil unrest;

- acts of war or terrorism;

- competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

- the failure to attract and retain skilled people;

- the fiscal and monetary policies of the federal government and its agencies; and

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this Annual Report on Form 10-K.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

Item 1. Business

General

PB Bankshares, Inc. (the "Company" or "PB Bankshares"), a Maryland corporation, was formed in March 2021 to serve as the bank holding company for Presence Bank (the "Bank"). On July 14, 2021, the Bank completed its mutual to stock conversion and the related stock offering of the Company. A total of 2,777,250 shares of common stock were sold in the stock offering to depositors of the Bank at a price of $10.00 per share. The Company's common stock is traded on the Nasdaq Capital Market under the trading symbol PBBK.

The Company is authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. The Company is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Pennsylvania Department of Banking and Securities (the "Pennsylvania Department of Banking"). At December 31, 2022, the Company had total consolidated assets of $386.3 million, total deposits of $289.5 million and total stockholders' equity of $46.0 million.

The Company files interim, quarterly and annual reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the SEC. All filed SEC reports and interim filings can also be obtained from the Company's website www.presencebank.com on the "Investor Relations" page, without charge from the Company. Our executive office is located at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, and our telephone number at this address is (610) 384-8282.

Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to comprehensive regulation and examination by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking. We operate from four offices and two loan production offices in Chester, Lancaster and Dauphin Counties, Pennsylvania. Our primary market area for deposits includes the communities in which we maintain our banking office locations, while our primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. We will from time to time also originate loans to customers located in adjacent metropolitan markets. We are a community-oriented bank offering a variety of financial products and services to meet the needs of our customers. We believe that our community orientation and personalized service distinguishes us from larger banks that operate in our market area.

From our founding in 1919 until 2019, we operated as a traditional thrift institution, offering primarily residential mortgage loans and savings accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding into commercial real estate and commercial and industrial lending to small businesses. In addition, we have strengthened and continue to modernize our operations through upgrades to our credit underwriting, information technology and compliance operations. Consistent with our strategy to grow our commercial loan operations, we have enhanced our suite of deposit products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers, and thereby grow our core deposits by our loan production office model.

Our principal business consists of attracting retail and commercial deposits from the general public in our market area and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. Subject to market conditions, we expect to continue our focus on originating more commercial real estate and commercial and industrial loans in an effort to continue the diversification of our loan portfolio, increase the overall yield earned on our loans and assist in managing interest rate risk. We also invest in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises and U.S. government and agency securities. We offer a variety of deposit accounts, including demand deposit accounts, savings accounts, money market accounts and certificate of deposit accounts. We borrow funds, primarily from the Federal Home Loan Bank of Pittsburgh, to fund our operations as necessary.

Market Area

We conduct our business from our main office and three branch offices, which are located in Chester and Lancaster Counties, Pennsylvania. In recent years, we have expanded our operations into Lebanon, Dauphin and Cumberland Counties, Pennsylvania. In 2021, we opened two loan production offices in Harrisburg (Dauphin County) and Elizabethtown (Lancaster County). In future years, we expect to establish one or two additional loan production offices to support lending teams operating in our market area. The following discusses the demographics of the counties in which we currently operate.

Chester County's total population for 2022 is estimated at 541,519, approximately 8.5% growth since 2010. Chester County's population growth is projected to be 3.30% between 2021 and 2026. A relatively high percentage of Chester County's non-farm, non-government workforce is in the services industry sector, estimated at over 32% of the labor force. Other significant employer industries in the county include education, healthcare and social services at an aggregate 23% of the labor force and finance/insurance/real estate at 18% of the labor force. Median household income for 2022 in Chester County is estimated to be $112,904.

Lancaster County's total population for 2022 is estimated at 559,692, which is expected to grow 3.01% between 2021 and 2026. Education, healthcare and social services industry represents in the aggregate over 22% of the labor force. Other significant employer industries in Lancaster County include services and retail trade. Median household income in Lancaster County for 2022 is estimated to be $77,888.

Dauphin County is home to the Commonwealth's capital city of Harrisburg. Dauphin County's total population for 2022 is estimated at 290,061, approximately 8.19% growth since 2010. Dauphin County's population growth is projected to be 3.17% between 2021 and 2026. The services industry represents 32% of the labor force. Other significant employer industries include education, healthcare and social services and finance/insurance/real estate. Median household income in Dauphin County for 2022 is estimated to be $68,105.

We also serve customers in Cumberland and Lebanon Counties. With total populations of 264,281 and 145,195, respectively, estimated for 2022, Cumberland and Lebanon counties were two of the fastest growing counties in Pennsylvania since 2010.

Unemployment rates as of December 2022 and 2021 are set forth in the following table.

Region	December 2022	December 2021
United States	**3.5 %**	3.9 %
Pennsylvania	**4.3 %**	5.4 %
Chester County	**2.4 %**	3.7 %
Lancaster County	**2.5 %**	3.7 %
Dauphin County	**3.1 %**	4.0 %
Cumberland County	**2.4 %**	4.0 %
Lebanon County	**2.6 %**	4.3 %

Major employers in Presence Bank's market area are Vanguard Group, QVC Network, The Chester County Hospital, Lancaster General Hospital, Mutual Assistance Group and Giant Food Stores.

Competition

We face competition within our market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies and credit unions and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. We also compete with fintech and Internet banking companies. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

As of June 30, 2022 (the latest date for which information is available), our deposit market share was 1.0% in Chester County, Pennsylvania and less than 1.0% of total deposits in Lancaster County, Pennsylvania.

Lending Activities

General. Our primary business has traditionally been the origination of one- to four-family residential real estate loans, most of which were fixed-rate loans. Our principal lending activity has transitioned to an emphasis on the origination of commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. We intend to maintain an increased emphasis on commercial real estate and commercial and industrial lending, in an effort to further diversify our loan portfolio and increase the average yield earned on our loan portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated. At December 31, 2022 and 2021, we had no loans held for sale.

	At December 31,			
	2022		2021	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate:				
One- to four-family residential	$ 110,387	36.14 %	$ 106,024	41.91 %
Commercial	148,567	48.64	118,266	46.75
Construction (1)	20,406	6.68	13,751	5.44
Commercial and industrial	17,874	5.85	11,880	4.70
Consumer and other	8,203	2.69	3,038	1.20
	305,437	100.00 %	252,959	100.00 %
Less:				
Net deferred loan fees	(590)		(618)	
Allowance for losses	(3,992)		(3,145)	
Total loans	$ 300,855		$ 249,196	

(1) Represents amounts disbursed at December 31, 2022 and 2021. The undrawn amounts of the construction loans totaled $20.0 million and $13.9 million at December 31, 2022 and 2021, respectively.

Contractual Maturities. The following table summarizes the scheduled repayments of our total loan portfolio at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One- to Four-Family Residential Real Estate	Commercial Real Estate	Construction
	(In thousands)		
Amounts due in:			
One year or less	$ 1,926	$ 6,881	$ 2,678
More than one to five years	1,822	2,533	6,642
More than five to 15 years	55,400	110,685	10,250
More than 15 years	51,239	28,468	836
Total	$ 110,387	$ 148,567	$ 20,406

	Commercial and Industrial	Consumer and Other	Total
	(In thousands)		
Amounts due in:			
One year or less	$ 9,662	$ 4,127	$ 25,274
More than one to five years	1,938	26	12,961
More than five to 15 years	6,274	4,050	186,659
More than 15 years	—	—	80,543
Total	$ 17,874	$ 8,203	$ 305,437

The following table sets forth our fixed and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2023.

	Due After December 31, 2023		
	Fixed	Adjustable	Total
	(In thousands)		
Real estate:			
One- to four-family residential	$ 102,246	$ 6,215	$ 108,461
Commercial	125,226	16,460	141,686
Construction	12,341	5,387	17,728
Commercial and industrial	8,212	—	8,212
Consumer and other	4,026	50	4,076
Total loans	$ 252,051	$ 28,112	$ 280,163

One- to Four-Family Residential Real Estate Lending. Our historical primary lending activity has been the origination of one- to four-family, owner-occupied, first and second residential mortgage loans, virtually all of which are secured by properties located in our market area. At December 31, 2022, one- to four-family residential real estate loans totaled $110.4 million, or 36.1% of our total loan portfolio. At December 31, 2022, we had $98.8 million of our one- to four-family residential real estate loans in the first lien position and $11.6 million in a junior lien position. The average principal loan balance of our one- to four-family residential real estate loans was $129,000 at December 31, 2022.

We currently offer one- to four-family residential real estate loans with terms of up to 30 years. We currently retain in our portfolio all of the one- to four-family residential real estate loans we originate. However, as we continue to diversify our loan portfolio and increase our income sources, we may seek to sell one- to four-family residential real estate loans that we originate in the future into the secondary market. We currently primarily originate adjustable-rate one- to four-family residential real estate loans, but we do, on a much more limited basis, originate fixed-rate long-term loans. At December 31, 2022, $102.3 million, or 94.3% of our one- to four-family residential real estate loans had fixed rates of interest, and $6.2 million, or 5.7% of our one- to four-family residential real estate loans, had adjustable rates of interest for loans due after one year. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans without penalty. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80% of the purchase price or appraised value, whichever is lower. Loans where the borrower obtains private mortgage insurance may be made with loan-to-value ratios up to 85%.

Our adjustable-rate one- to four-family residential real estate loans carry terms to maturity ranging from 10 to 30 years and generally have fixed rates for initial terms of three, five, seven or ten years, and adjust annually thereafter at a margin, which in recent years has been tied to a margin above the U.S. Treasury rate. The maximum amount by which the interest rate may be increased or decreased is generally 5% for the first adjustment period and 2% per adjustment period thereafter, with a lifetime interest rate cap of generally 18% and a floor of 4%.

Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments. Moreover, the interest rates on most of our adjustable-rate loans do not adjust for up to seven years after origination. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in market interest rates generally may be limited.

At December 31, 2022, we had $38.9 million, or 35.2% of the one- to four-family residential real estate loan portfolio, secured by non-owner occupied properties. In cases where the borrower (owner of the property) is not the individual, we generally require personal guarantees from the principals owning these properties, and we will not make loans in excess of 85% loan to value on non-owner-occupied properties. The interest rate on these loans are generally fixed for up to five years.

We have not offered but may offer "interest only" mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also have not offered and will not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We have not offered "Alt-A" loans (i.e., loans that generally target borrowers with better credit scores who borrow with alternative documentation such as little or no verification of income).

We generally require title insurance on all of our one- to four-family residential real estate mortgage loans, and we also require that borrowers maintain fire and extended coverage casualty insurance (and, if appropriate, flood insurance) in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements. We do not conduct environmental testing on residential real estate mortgage loans unless specific concerns for hazards are identified by the appraiser used in connection with the origination of the loan. If we identify an environmental problem on land that will secure a loan, the environmental hazard must be remediated before the closing of the loan.

When underwriting residential real estate loans, we review and verify each loan applicant's employment, income and credit history and, if applicable, our experience with the borrower. Our policy is to obtain credit reports and financial statements on all borrowers and guarantors. Generally, all properties securing real estate loans are appraised by independent appraisers. Appraisals are subsequently reviewed by our credit department. However, if the value of the loan is less than $400,000, we may utilize third party evaluations which are subsequently reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals.

Our one- to four-family residential real estate loans also include home equity lines of credit. Our home equity lines of credit are secured by either first mortgages or second mortgages on owner-occupied one- to four-family residences. At December 31, 2022, we had $8.7 million of outstanding home equity lines of credit. At December 31, 2022, the unadvanced portion of home equity lines of credit totaled $11.5 million.

The underwriting standards utilized for home equity lines of credit include a title review, the recordation of a lien, a determination of the applicant's ability to satisfy existing debt obligations and payments on the proposed loan, and the value of the collateral securing the loan. The loan-to-value ratio for our home equity lines of credit is generally limited to 85% when combined with the first security lien, if applicable. Our home equity lines of credit generally have 10-year draw period and adjustable rates of interest, subject to a contractual floor, which are indexed to the prime rate as published in *The Wall Street Journal*.

Commercial Real Estate Lending. Consistent with our strategy to diversify our loan portfolio and increase our yield, we are focused on increasing our origination of commercial real estate loans. At December 31, 2022, we had $148.6 million in commercial real estate loans, representing 48.4% of our total loan portfolio.

Our commercial real estate loans generally have fixed rates with terms of three, five, seven or ten years and amortization terms of 20 to 30 years, with a balloon payment due at the end of the term. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%. Our commercial real estate loans are typically secured by medical, industrial, warehouse, retail or other commercial properties. We originate a limited number of multi-family loans generally secured by apartment buildings. At December 31, 2022, the average principal loan balance of our outstanding commercial real estate loans was $603,000, and the largest of such loans was a $4.4 million loan secured by a midscale flagged hotel in our market area originated in September 2022. This loan was performing in accordance with its terms at December 31, 2022.

We also originate first mortgage loans secured by farmland. At December 31, 2022, farmland loans totaled $4.1 million, or 2.8% of our commercial real estate loan portfolio. Such loans are generally fixed-rate loans at a margin over the prime rate as published in *The Wall Street Journal* with terms up to 10 years and amortization schedules of up to 25 years. Loans secured by farmland may be made in amounts up to 80% of the value of the farm. Generally, we obtain personal guarantees from the borrower on all loans secured by farmland.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x. Generally, commercial real estate loans are appraised by outside independent appraisers, however, if the value of the loan is less than $500,000 and the property is owner occupied, we may utilize third party evaluations in lieu of formal appraisals which are subsequently reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals.

Personal guarantees are generally obtained from the principals of commercial real estate loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt service ratio associated with the loan. We require property, casualty and title insurance and flood insurance if the property is in a flood zone area. Commercial real estate loans entail greater credit risks compared to one- to four-family residential real estate loans because they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties.

Construction Lending. We originate construction loans for the purchase of developed lots, for the construction of single-family residences and commercial real estate. Most of our construction loans are interest-only loans that provide for the payment of only interest during the construction phase, which is usually up to 6 to 24 months, although some commercial construction loans are renewed, generally for one or two additional years. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent appraiser. A third party reviews and inspects each project prior to disbursement of funds during the term of the construction loan. Loan proceeds are disbursed upon the inspector's approval. At December 31, 2022, we had $20.4 million of construction loans, representing 6.7% of our total loan portfolio. At December 31, 2022, the average principal loan balance of our outstanding construction loans was $444,000, and the largest of such loans was a $3.4 million loan secured by site improvements for residential single family sub division in our market area originated in May 2021. This loan was performing in accordance with its terms at December 31, 2022.

Generally, the maximum loan-to-value of these loans is 80% of the lesser of the appraised value or construction cost of the property, and all these loans include personal guarantees for owners of 20% or more.

Our development loans are secured by the entire property being platted and developed. Lending on raw land carries a significant risk of a change in market conditions during the development process. During the development process, we fund costs for site clearing and grading and infrastructure, including utilities and roads. Repayment and release of our development loans is structured to maintain the maximum loan-to-value that was approved at origination. We target most development loans to be paid off at no more than 70% of total lot sales. The maximum loan-to-value ratio on development loans is 70% of the lesser of the appraised value or land acquisition plus development cost of the property. We generally require a global debt service ratio on development loans of 1.2x or greater. Most development loans have maturities of 12 to 36 months, and may be extended if it is a multi-phase development.

Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose us to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties. In addition, some of these borrowers have more than one outstanding loan, so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss.

Commercial and Industrial Lending. At December 31, 2022, we had $17.9 million of commercial and industrial loans, representing 5.9% of our total loan portfolio. We offer regular lines of credit and revolving lines of credit to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory with terms of up to 12 months that are due on demand and subject to annual renewal. We have begun to develop relationships with professional organizations such as accounting firms, law firms and medical practices. Our commercial lines of credit are typically variable rate tied to the prime rate as published in *The Wall Street Journal*. We generally obtain personal guarantees with respect to all commercial and industrial lines of credit. At December 31, 2022, the average loan size of our commercial and industrial loans was $175,000, and our largest outstanding commercial and industrial loan balance was a $3.7 million loan to a supplier and installer of specialty building products in our market area originated in October 2022. This loan was performing in accordance with its terms at December 31, 2022.

We typically originate commercial business loans on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, the experience and stability of the borrower's management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts generally of up to 80% of the value of the collateral securing the loan. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate have greater credit risk than one- to four-family residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.

Consumer and Other Lending. We offer on a limited basis consumer loans to individuals secured by deposit accounts and other assets. At December 31, 2022, our consumer and other loan portfolio totaled $8.2 million, or 2.7% of our total loan portfolio. At December 31, 2022, the average principal loan balance of our outstanding consumer and other loans was $223,000, and the largest of such loans was a $3.0 million loan secured by investor secured securities originated in October 2020. This loan was performing in accordance with its terms at December 31, 2022.

Our procedure for underwriting consumer loans includes an assessment of the applicant's credit history and ability to meet existing obligations and payments of the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater risk than one- to four-family residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value. As a result, consumer loan collections are primarily dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Loan Originations, Participations, Purchases and Sales

Most of our loan originations are generated by our loan personnel and from referrals from existing customers, real estate brokers, accountants and other professionals. All loans we originate are underwritten pursuant to our policies and procedures. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and pricing levels established by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our loan originations can vary from period to period. We generally do not sell any of the loans we originate.

We purchase commercial loan participations secured by properties primarily within the Commonwealth of Pennsylvania in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2022, the outstanding balances of our loan participations where we are not the lead lender totaled $12.6 million, or 4.1% of our loan portfolio, of which all $12.6 million were commercial real estate loans. All such loans were performing in accordance with their original repayment terms. We also have participated out portions of loans that exceeded our loans-to-one borrower legal lending limit and for risk diversification. At December 31, 2022, we had participated out portions of loans with an aggregate principal balance of $25.9 million. We have not purchased whole loans.

Loans to One Borrower. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Presence Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral"). This 15% of unimpaired capital and surplus was approximately $6.3 million as of December 31, 2022. At December 31, 2022, our largest credit relationship totaled $5.0 million, consisting of three loans secured by commercial real estate. At December 31, 2022, this loan relationship was performing in accordance with its current terms.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the board of directors. In the approval process for residential loans, we assess the borrower's ability to repay the loan and the value of the property securing the loan. To assess the borrower's ability to repay, we review the borrower's income and expenses and employment and credit history. In the case of commercial real estate loans, we also review projected income, expenses and the viability of the project being financed. We require appraisals of all real property securing loans for loans greater than $400,000 for residential loans and $500,000 for commercial loans. Appraisals are performed by independent licensed appraisers. If the value of the loan is less than $400,000 for residential loans and $500,000 for commercial loans, we may utilize a third party evaluation which is also reviewed by our credit department. Although our policy allows for third party evaluations, we normally obtain appraisals. All real estate secured loans generally require fire, title and casualty insurance and, if warranted, flood insurance in amounts at least equal to the principal amount of the loan or the maximum amount available. Our loan approval policies and limits are also established by our board of directors. All loans originated by Presence Bank are subject to our underwriting guidelines.

The approval of three of the following: Chief Risk and Credit Officer, Chief Banking Officer, Credit Manager or Relationship Manager are required for approval of secured commercial, residential and consumer loans up to $1.0 million. The approval of the Chief Executive Officer or Chief Risk and Credit Officer and two of the following: Chief Banking Officer, Credit Manager, or Relationship Manager are required for approval of secured commercial, residential and consumer loans up to and including $2.0 million. Officer Loan Committee approval is required for all loans up to and including $2.0 million. Consumer and residential loans under $750,000 can be approved by Officer Loan Committee regardless of exposure. Director Loan Committee approval is required for all loans in excess of $2.0 million up to and including our legal lending limit of $6.3 million. Unsecured loans in excess of $150,000 also require the approval of the Director Loan Committee. Board of Directors approval is required for all Regulation O loans.

Delinquencies, Non-Performing Assets and Classified Assets

Delinquency Procedures. When a loan is 15 days past due, we send the borrower a late notice. We generally also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued at 45 days past due and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. At 120 days, we typically begin foreclosure proceedings. Loans are charged off when we believe that the recovery of principal is unlikely. A summary report of all loans 30 days or more past due is provided to the board of directors each month.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,					
	2022			2021		
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due
	(In thousands)					
Real estate:						
One- to four-family residential	$ 382	$ —	$ 33	$ 142	$ 46	$ 308
Commercial	—	—	416	—	—	453
Construction	—	—	147	—	—	541
Commercial and industrial	—	—	149	—	—	—
Consumer and other	—	—	—	—	—	—
Total	$ 382	$ —	$ 745	$ 142	$ 46	$ 1,302

Non-Performing Loans. Loans are reviewed on a weekly basis and again by our credit committee on a monthly basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent. A specific reserve is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral net of estimated selling costs. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower's financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Real Estate Owned. When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. We had no real estate owned at December 31, 2022 or as of December 31, 2021.

Non-Performing Assets. The following table sets forth information regarding our non-performing assets. Non-accrual loans include non-accruing troubled debt restructurings of $314,000 and $379,000 as of December 31, 2022 and December 31, 2021.

	December 31, 2022		December 31, 2021	
	(Dollars in thousands)			
Non-accrual loans:				
Real estate:				
One- to four-family residential	$	330	$	659
Commercial		416		453
Construction		147		541
Commercial and industrial		156		—
Consumer and other		—		—
Total non-accrual loans		1,049		1,653
Accruing loans past due 90 days or more				
Real estate:				
One- to four-family residential		—		—
Commercial		—		—
Construction		—		—
Commercial and industrial		—		—
Consumer		—		—
Total accruing loans past due 90 days or more		—		—
Total non-performing loans	$	1,049	$	1,653
Foreclosed assets		—		—
Total non-performing assets	$	1,049	$	1,653
Non-accruing troubled debt restructurings:				
Real estate:				
One- to four-family residential		—		—
Commercial		167		190
Construction		147		189
Commercial and industrial		—		—
Consumer and other		—		—
Total	$	314	$	379
Total accruing troubled debt restructured loans	$	545	$	570
Total non-performing loans to total loans		0.34 %		0.65 %
Total non-accrual loans to total loans		0.34 %		0.65 %
Total non-performing assets to total assets		0.27 %		0.52 %

Non-performing loans decreased to $1.0 million, or 0.34% of total loans, at December 31, 2022 from $1.7 million, or 0.65% of total loans, at December 31, 2021. This decrease was due primarily to a $394,000 reduction in non-performing construction loans due to a payoff of one relationship in 2022 with a balance of $354,000 at December 31, 2021. There was also a $329,000 reduction in non-performing one- to four- family residential real estate loans due primarily to a non-accrual loan with a balance of $147,000 at December 31, 2021 returning to accrual status during 2022 and a payoff of one relationship in 2022 with a balance of $105,000 at December 31, 2021. These decreases were partially offset by a commercial and industrial loan with a $156,000 balance at December 31, 2022 being added to non-accrual loans during 2022.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management. At December 31, 2022, we had $607,000 of loans designated as "special mention."

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed. Management reviews the status of each loan on our watch list on a monthly basis with our credit committee and on a quarterly basis with the full board of directors. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard."

On the basis of this review of our loans, our classified and special mention loans at the dates indicated were as follows:

	At December 31,	
	2022	2021
	(In thousands)	
Substandard loans	$ 2,661	$ 2,618
Doubtful loans	—	—
Loss loans	—	—
Total classified loans	$ 2,661	$ 2,618
Special mention loans	$ 607	$ 625

Classified loans remained flat at December 31, 2022 compared to December 31, 2021. Substandard loans at December 31, 2022 consisted of $1.0 million in non-accrual loans and $1.6 million in loans that were performing.

Allowance for Loan Losses

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the consolidated balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of a loan receivable is charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.

Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include: (1) lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; (2) national, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans; (3) nature and volume of the portfolio and terms of loans; (4) volume and severity of past due, classified and nonaccrual loans as well as loan modifications; (5) existence and effect of any concentrations of credit and changes in the level of such concentrations; (6) effect of external factors, such as competition and legal and regulatory requirements; (7) experience, ability, and depth of lending department management and other relevant staff; (8) quality of loan review and board of director oversight; and (9) change in the inflationary environment. Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. As a result of the COVID-19 pandemic, we increased certain of our qualitative loan portfolio risk factors relating to local and national economic conditions as well as industry conditions and concentrations, which have experienced deterioration due to the effects of the COVID-19 pandemic in 2020. The COVID-19 factors remain in place as of December 31, 2022. During 2022, the Bank added a change in the inflationary environment factor due to the rapid increase in Federal Funds rates during 2022. The qualitative factors for lending policies and procedures and existence and effect of any concentrations of credit had overall upgrades during 2022. An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

We will continue to monitor and modify our allowance for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on the loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or For the Year Ended December 31,			
	2022		2021	
	(Dollars in thousands)			
Allowance for loan losses at beginning of year	$	3,145	$	2,854
Provision for loan losses		1,200		287
Charge-offs:				
Real estate:				
One- to four-family residential		—		—
Commercial		—		—
Construction		—		—
Commercial and industrial		(351)		—
Consumer and other		(6)		—
Total charge-offs		(357)		—
Recoveries:				
Real estate:				
One- to four-family residential		—		—
Commercial		—		—
Construction		—		—
Commercial and industrial		4		4
Consumer and other		—		—
Total recoveries		4		4
Net (charge-offs) recoveries		(353)		4
Allowance at end of period	$	3,992	$	3,145
Allowance to non-accrual loans		380.55 %		190.26 %
Allowance to total loans outstanding at the end of the year		1.31 %		1.24 %
Net (charge-offs) recoveries to average loans outstanding during the year		— %		— %

	For the Year Ended December 31,	
	2022	2021
Net charge-offs to average loans outstanding during the year		
Real estate:		
One- to four-family residential	— %	— %
Commercial	— %	— %
Construction	— %	— %
Commercial and industrial	1.94 %	— %
Consumer and other	0.07 %	— %
Net charge-offs to average loans outstanding during the year	0.12 %	— %

The provision for loan losses increased $913,000, or 318.1%, to $1.2 million for 2022 from $287,000 for 2021 primarily due to an adjustment of certain qualitative factors to take into account the uncertain impacts of the rapid increase in interest rates and the growth in the commercial real estate, construction and commercial and industrial loan segments. In 2022, there was one significant partial charge-off of $351,000 to a commercial and industrial loan and no charge-offs in 2021.

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

		At December 31,					
		2022			**2021**		
	Allowance for Loan Losses	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**	**Allowance for Loan Losses**	**Percent of Allowance in Each Category to Total Allocated Allowance**	**Percent of Loans in Each Category to Total Loans**
			(Dollars in thousands)				
Real estate:							
One- to four-family residential	$ 1,156	31.28 %	36.14 %	$ 1,217	40.69 %	41.91 %
Commercial	1,829	49.49	48.64	1,357	45.35	46.75
Construction	316	8.55	6.68	194	6.48	5.44
Commercial and industrial	308	8.33	5.85	191	6.38	4.70
Consumer and other	87	2.35	2.69	33	1.10	1.20
Total allocated allowance	3,696	100.00 %	100.00 %	2,992	100.00 %	100.00 %
Unallocated	296			153		
Total	$ 3,992			$ 3,145		

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, as an integral part of its examination process, the FDIC and the Pennsylvania Department of Banking will periodically review our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. Any material increase in the allowance for loan losses will adversely affect our financial condition and results of operations.

Investment Activities

General. Our board of directors is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of directors and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. Our asset liability management committee, which consists of our President and Chief Executive Officer, Chief Financial Officer, Chief Banking Officer, Chief Risk and Credit Officer, Chief Information Officer, Controller, Credit Manager, and Senior Commercial Relationship Managers, oversees our investing activities and strategies. All transactions are formally reviewed by the board of directors at least monthly. Wilmington Trust Company executes investment activity on behalf of Presence Bank and provides administrative support related to the investment portfolio. CSB Investments, a subsidiary of Presence Bank, holds the majority of the securities for the consolidated entity and has a similar investment policy ratified by the board of directors of Presence Bank.

Our current investment policy authorizes us to invest in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as investments in federal funds, deposits in other insured institutions and certain mutual funds. In addition, management is authorized to invest in investment grade state and municipal obligations, commercial paper and corporate debt obligations within regulatory parameters. We do not engage in any investment hedging activities or trading activities, nor do we purchase any mortgage derivative products, corporate junk bonds, and certain types of structured notes.

Generally accepted accounting principles require that, at the time of purchase, we designate a debt security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent to hold such security. Debt securities designated as available-for-sale are reported at fair value, while debt securities designated as held to maturity are reported at amortized cost. All of our debt securities are designated as available for sale.

As of December 31, 2022 and 2021, we held no debt securities that were not carried at fair value through other comprehensive income (loss).

The amortized cost and fair value of debt securities available-for-sale at December 31, 2022, by contractual maturity with yields, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Available-for-Sale		
	Amortized Cost	Fair Value	Yield
Due less than one year	$ 29,859	$ 29,819	3.15 %
Due one year through five years	21,243	19,117	0.62
Due after five years through ten years	—	—	—
Mortgage-backed securities	97	99	4.84
Collateralized mortgage obligations	3,293	3,012	1.95
	$ 54,492	$ 52,047	2.09 %

United States Governmental Securities. At December 31, 2022, we had U.S. Government securities totaling $19.1 million, which constituted 36.2% of our securities portfolio. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes and as collateral for borrowings. At December 31, 2022, United States government securities consisted of securities issued by Fannie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Freddie Mac.

United States Treasury Securities. At December 31, 2022, we had U.S. treasury securities totaling $29.8 million, which constituted 56.5% of our securities portfolio. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes and as collateral for borrowings. At December 31, 2022, United States treasury securities consisted of securities issued by the United States Department of the Treasury.

Mortgage-Backed Securities. At December 31, 2022, we had mortgage-backed securities totaling $99,000, which constituted 0.2% of our securities portfolio. We invest in mortgage-backed securities insured or guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae. We have not purchased privately-issued mortgage-backed securities. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Ginnie Mae, Freddie Mac or Fannie Mae.

Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Collateralized Mortgage Obligations. At December 31, 2022, we had collateralized mortgage obligations ("CMOs") totaling $3.0 million, which constituted 5.7% of our securities portfolio. We invest in fixed-rate CMOs issued by Ginnie Mae, Freddie Mac or Fannie Mae. A CMO is a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying maturities, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds' prospectus.

Mutual Fund. At December 31, 2022, we invested in one mutual fund-based Community Reinvestment Act fund totaling $762,000, which constituted 1.4% of our securities portfolio. The fund allows us the opportunity to invest in a vehicle that targets community development capital to our local market.

Other Securities. We held common stock of the Federal Home Loan Bank of Pittsburgh in connection with our borrowing activities totaling $2.2 million at December 31, 2022. The Federal Home Loan Bank of Pittsburgh common stock is carried at cost. We may be required to purchase additional Federal Home Loan Bank of Pittsburgh stock if we increase borrowings in the future. Additionally, we held common stock of Atlantic Community Bankers Bank in connection with membership requirements totaling $60,000 at December 31, 2022.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We may also use borrowings, primarily Federal Home Loan Bank of Pittsburgh advances, to supplement cash flow needs, as necessary. In addition, we receive funds from scheduled loan payments, loan prepayments, retained income and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents, municipalities, non-profits and businesses within our market area. We offer a selection of deposit accounts, including savings accounts, demand deposit accounts, money market accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2022, we had $7.9 million in brokered deposits and $20.1 million in deposits acquired through listing services. At December 31, 2022, we had $22.9 million in deposits to municipalities primarily in our market area.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. Our ability to generate deposits is affected by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,					
	2022			2021		
	Average Balance	Percent	Average Rate	Average Balance	Percent	Average Rate
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 25,837	8.97 %	— %	$ 30,188	11.92 %	— %
Interest-bearing demand deposits	79,603	27.63	0.31	71,879	28.39	0.30
Savings deposits	22,628	7.85	0.35	20,465	8.08	0.34
Money market deposits	65,597	22.76	0.57	49,388	19.51	0.47
Certificates of deposit	94,501	32.79	1.42	81,277	32.10	1.55
Total	$ 288,166	100.00 %	0.71 %	$ 253,197	100.00 %	0.70 %

As of December 31, 2022 and 2021, the aggregate amount of uninsured deposits (deposits in amounts excess of $250,000 which is the federal deposit insurance coverage) was $65.8 million and $59.8 million, respectively, inclusive of deposits with excess insurance coverage or pledged collateral. In addition, as of December 31, 2022, the aggregate amount of all our uninsured certificates of deposit was $7.4 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of December 31, 2022.

| | At December 31, 2022 |
	(In thousands)
Maturity Period:	
Three months or less	$ 109
Over three through six months	13
Over six through twelve months	1,514
Over twelve months	5,770
Total	$ 7,406

Borrowings. We may obtain advances from the Federal Home Loan Bank of Pittsburgh upon the security of our capital stock in the Federal Home Loan Bank of Pittsburgh and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At December 31, 2022, we had the ability to borrow approximately $155.6 million from the Federal Home Loan Bank of Pittsburgh, of which $47.6 million had been advanced in addition to $8.3 million held in reserve to secure two letters of credit to collateralize municipal deposits. Additionally, at December 31, 2022, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank and we maintained a line of credit of $2.0 million with the Federal Reserve Bank of Philadelphia. We did not borrow against the credit lines with the Atlantic Community Bankers Bank or the Federal Reserve Bank during the year ended December 31, 2022.

Subsidiary Activities

Presence Bank is the wholly-owned subsidiary of PB Bankshares. Presence Bank has one subsidiary, CSB Investments, a Delaware corporation, which holds the majority of the debt securities for Presence Bank.

Personnel and Human Capital Resources

As of December 31, 2022, we had 35 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees. We believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. In addition, we are committed to developing our staff through continuing education and specialty education within banking, which may include using universities that offer banking management programs, when applicable. We have also developed an in-house program to teach our employees the benefits of managing their money in a prudent manner. The course is designed to account for every dollar of spending and ensuring wise distribution between wants and needs. The goal is for employees to establish a reserve fund, eliminate debt by focusing on paying off higher interest rate loans and saving for retirement.

REGULATION AND SUPERVISION

General

Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania. The lending, investment, and other business operations of Presence Bank are governed by Pennsylvania law and regulations, as well as applicable federal law and regulations, and Presence Bank is prohibited from engaging in any operations not authorized by such laws and regulations. Presence Bank is subject to extensive regulation, supervision and examination by the Pennsylvania Department of Banking and the FDIC. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC's deposit insurance fund and depositors, and not for the protection of security holders. Presence Bank also is a member of and owns stock in the Federal Home Loan Bank of Pittsburgh, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of insurance assessments and other fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. The receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Presence Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company, PB Bankshares is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. PB Bankshares is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Pennsylvania Department of Banking, the FDIC, the Federal Reserve Board or Congress, could have a material adverse impact on the operations and financial performance of PB Bankshares and Presence Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to Presence Bank and PB Bankshares. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Presence Bank and PB Bankshares.

Pennsylvania Bank Regulation

Activity Powers. The Pennsylvania Department of Banking will regulate the internal organization of Presence Bank, as well as our activities, including, deposit-taking, lending and investment. The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the Pennsylvania Department of Banking. The

FDIC also regulates many of the areas regulated by the Pennsylvania Department of Banking, and federal law limits some of the authority that the Pennsylvania Department of Banking grants to us.

Examination and Enforcement. The Pennsylvania Department of Banking regularly examines state-chartered banks in such areas as reserves, loans, investments, management practices and other aspects of operations. Although the Pennsylvania Department of Banking may accept the examinations and reports of the FDIC in lieu of its own examinations, the current practice is for the Pennsylvania Department of Banking to conduct individual examinations. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.

Loans-to-One-Borrower Limitations. With certain specified exceptions, a Pennsylvania chartered stock savings bank may not make loans or extend credit to a single borrower and to entities related to the borrower in an aggregate amount that would exceed 15% of a savings bank's capital accounts. Under the Pennsylvania Banking Code, loans which are secured by collateral which has a market value of not less than 120% of the amount of the obligations secured by such collateral are excluded from the loan-to-one-borrower limitation up to an aggregate limit for 15% of the savings bank's capital accounts.

Loans to Presence Bank's Insiders. Pennsylvania law provides that we may make loans to our executive officers and directors and greater than 10% stockholders in accordance with federal regulations.

Dividend Restrictions. PB Bankshares is a legal entity separate and distinct from its subsidiary, Presence Bank. There are various legal and regulatory restrictions on the extent to which Presence Bank can, among other things, finance or otherwise supply funds to PB Bankshares. Specifically, dividends from Presence Bank are the principal source of PB Bankshares's cash funds and there are certain legal restrictions under Pennsylvania law and regulations on the payment of dividends by state-chartered banks. The Pennsylvania Department of Banking, the FDIC and the Federal Reserve Board also have authority to prohibit PB Bankshares and Presence Bank from engaging in certain practices deemed to be unsafe and unsound. The payment of dividends could, depending upon the condition of PB Bankshares and Presence Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default in payment of any assessment due the FDIC.

Minimum Capital Requirements. Regulations of the Pennsylvania Department of Banking impose on Pennsylvania chartered depository institutions, including Presence Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See *"—Federal Bank Regulation—Capital Requirements."*

Federal Bank Regulation

Capital Requirements. Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Presence Bank exercised its AOCI opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential real estate loans, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution's capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, including the bank's exposure to interest rate risk. The FDIC has the authority to establish higher capital requirements for individual institutions where deemed necessary due to a determination that an institution's capital level is, or is likely to become, inadequate in light of particular circumstances.

The Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA"), enacted in 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a "Community Bank Leverage ratio" of between 8 to 10%. Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements.

Section 4012 of the CARES Act required that the community bank leverage ratio be temporarily lowered to 8%. The federal regulators issued a rule making the reduced ratio effective for the second quarter of 2020. Another rule was issued to transition back to the 9% community bank leverage ratio by increasing the ratio to 8.5% for calendar year 2021 and to 9% thereafter. Presence Bank elected to use the Community Bank Leverage ratio.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. All FDIC insured banks, including savings banks, are generally limited in their equity investment activities to equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. In addition, a state bank may engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined by the FDIC that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Interstate Banking and Branching. Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, among other things, recent amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Regulatory Action. Federal bank regulatory authorities are required to take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the regulations, a bank is deemed to be: (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 8.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and a common equity Tier 1 ratio of 6.5% or more, and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leveraged capital ratio of 4.0% or more and a common equity Tier 1 ratio of 4.5% or more, and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 6.0%, a Tier 1 leverage capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 4.5%; (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0% and a Tier 1 risk-based capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 3.0%; or (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The previously referenced final rule establishing an elective "community bank leverage ratio" regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well capitalized" for purposes of prompt corrective action. At December 31, 2022, Presence Bank had a community bank leverage ratio of 10.00% which exceeded the requirement of 9.0% for 2022. Accordingly, Presence Bank was considered "well capitalized" for regulatory capital purposes as of December 31, 2022.

Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an institution classified as less than well capitalized to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

The FDIC may order savings banks that have insufficient capital to take corrective actions. For example, a savings bank that is categorized as "undercapitalized" is subject to growth limitations and is required to submit a capital restoration plan, and a holding company that controls such a savings bank is required to guarantee that the savings bank complies with the restoration plan. A "significantly undercapitalized" savings bank may be subject to additional restrictions. Savings banks deemed by the FDIC to be "critically undercapitalized" would be subject to the appointment of a receiver or conservator.

Transactions with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and surplus. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank's insiders, i.e., executive officers, directors and principal stockholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and certain affiliated interests of these persons, together with all other outstanding loans to such person and affiliated interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The FDIC has extensive enforcement authority over insured state savings banks, including Presence Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices.

Federal Insurance of Deposit Accounts. Presence Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Presence Bank's deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution's assessment rate depends upon the perceived risk of the institution to the Deposit Insurance Fund, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking. The FDIC issued a final rule in October 2022 to increase initial base deposit insurance assessment rates by 2 basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of the Bank's size will range from three and a half to 32 basis points.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of Presence Bank. We cannot predict what deposit insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance at Presence Bank.

Privacy Regulations. Federal regulations generally require that Presence Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Presence Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Presence Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by federal regulations, a state member bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a state savings bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Presence Bank's latest federal CRA rating was "Satisfactory."

USA Patriot Act. Presence Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Other Regulations

Interest and other charges collected or contracted for by Presence Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Presence Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

Presence Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Presence Bank was in compliance with this requirement at December 31, 2022. Based on redemption provisions of the Federal Home Loan Bank of Pittsburgh, the stock has no quoted market value and is carried at cost. Presence Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Pittsburgh stock. As of December 31, 2022, no impairment has been recognized.

Holding Company Regulation

General. PB Bankshares is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, PB Bankshares is registered with the Federal Reserve Board and is subject to the regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over PB Bankshares and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. As of December 31, 2022, PB Bankshares has not elected "financial holding company" status.

Capital. Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the FDIC for Presence Bank. Federal legislation, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the Federal Reserve Board has provided a "Small Bank Holding Company" exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the Federal Reserve Board have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve Board.

Source of Strength. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution's distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary savings bank becomes undercapitalized.

The regulatory guidance also states that a bank holding company should consult with Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect the ability of PB Bankshares to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

PB Bankshares common stock is registered with the Securities and Exchange Commission. PB Bankshares is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in PB Bankshares's public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of PB Bankshares may be resold without registration. Shares purchased by an affiliate of PB Bankshares is subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If PB Bankshares meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of PB Bankshares that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of PB Bankshares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, PB Bankshares may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Emerging Growth Company Status

The JOBS Act, which was enacted in 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.23 billion during its most recently completed fiscal year qualifies as an "emerging growth company." We qualify as an "emerging growth company" and believe that we will continue to qualify as an "emerging growth company" for five years from the completion of the initial stock offering.

An "emerging growth company" may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes) or executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, PB Bankshares will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a "non-accelerated filer" and a "smaller reporting company," respectively, under Securities and Exchange Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100.0 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. PB Bankshares has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.23 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.23 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as PB Bankshares unless the Federal Reserve Board has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquiror has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with PB Bankshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. In March 2020, the Federal Reserve Board adopted a final rule, effective September 30, 2020, that revises its framework for determining whether a company has a "controlling influence" over a bank holding company for that purpose.


TAXATION


Federal Taxation

General. PB Bankshares and Presence Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to PB Bankshares and Presence Bank.

Method of Accounting. For federal income tax purposes, Presence Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. PB Bankshares and Presence Bank will file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the mutual savings bank bad debt reserve method of calculating the tax return bad debt deduction. For taxable years beginning after 1995, Presence Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Minimum Tax. For tax years beginning before 2018, the Internal Revenue Code imposed an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Prior payments of alternative minimum tax create AMT credits that may be used to offset as credits against regular tax liabilities in future years. In addition, these AMT credits are refundable for any taxable year beginning after 2018 and before 2022 in an amount equal to 50% (100% in the case of taxable years beginning in 2021) of the excess of the minimum tax credit for the taxable year over the amount of the credit allowable for the year against regular tax liability. As of December 31, 2022, Presence Bank does not have any minimum tax credit carryforward to utilize in the future.

Net Operating Loss Carryovers. For losses originated in taxable years beginning before 2019, a financial institution may generally carry back federal net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2022, Presence Bank had no federal net operating loss carryforwards.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any unutilized loss carryforward remaining after the five-year carryover period is not deductible. At December 31, 2022, Presence Bank had no capital loss carryovers.

Corporate Dividends. PB Bankshares may generally exclude from its income 100% of dividends received from Presence Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Presence Bank's income tax returns have not been audited in the past five years.

State Taxation

Presence Bank currently files Pennsylvania Bank and Trust Company Shares Tax Report. Generally, the capital of stock institutions in Pennsylvania, which is calculated based on generally accepted accounting principles, subject to certain adjustments, is subject to Pennsylvania tax. Presence Bank had approximately $12.0 million of Pennsylvania state tax net operating loss carryforwards at December 31, 2022.

As a Maryland business corporation, PB Bankshares is required to file an annual report with and pay franchise taxes to the state of Maryland.

Item 1A. Risk Factors

Not required for smaller reporting companies.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2022, the net book value of our office properties (including leasehold improvements) was $1.1 million. The following table sets forth information regarding our offices.

Location	Leased or Owner	Year Acquired or Leased	Net Book Value of Real Property
Main Office:			
Coatesville	Leased	2022	$ —
Other Properties:			
New Holland (1)	Owned	1995	517,000
Oxford (1)	Owned	1996	138,000
Christiana (1)	Owned	2005	487,000
Harrisburg (2)	Leased	2021	—
Elizabethtown (2)	Leased	2021	—

(1) Branch location.

(2) Loan production office.

Item 3. Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. As of December 31, 2022, we do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of PB Bankshares, Inc. has been listed on The Nasdaq Capital Market under the symbol "PBBK" since July 14, 2021. At March 27, 2023, PB Bankshares, Inc. had approximately 146 stockholders of record. PB Bankshares has never paid dividends on its common stock.

PB Bankshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if PB Bankshares's assets are less than the amount necessary to satisfy the requirement set forth above, PB Bankshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The holders of common stock of PB Bankshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.

We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policy provides that dividends should be paid only to the extent that the company's net income for the past two years is sufficient to fund the dividends and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB has the authority to prohibit a bank holding company from paying dividends if such payment is deemed to be an unsafe or unsound practice.

PB Bankshares is a legal entity separate and distinct from its subsidiary, Presence Bank. There are various legal and regulatory restrictions on the extent to which Presence Bank can, among other things, finance or otherwise supply funds to PB Bankshares. Specifically, dividends from Presence Bank are the principal source of PB Bankshares's cash funds and there are certain legal restrictions under Pennsylvania law and regulations on the payment of dividends by state-chartered banks. The Pennsylvania Department of Banking, the FDIC and the Federal Reserve Board also have authority to prohibit PB Bankshares and Presence Bank from engaging in certain practices deemed to be unsafe and unsound. The payment of dividends could, depending upon the condition of PB Bankshares and Presence Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default in payment of any assessment due to the FDIC.

The following table reports information regarding repurchases by the Company of its common stock in each month of the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs (1)
October 1 through October 31, 2022	—	$ —	—	—
November 1 through November 30, 2022	2,500	12.65	40,289	237,436
December 1 through December 31, 2022	—	—	—	—
Total	2,500	$ 12.65	40,289	237,436

(1) On August 5, 2022, the Company announced it adopted a stock repurchase program. The stock repurchase program authorizes the Company to repurchase up to an aggregate of 277,725 shares, or approximately 10% of its then outstanding shares. The repurchase program permits shares to be repurchased in open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The repurchase program will expire on August 1, 2023, unless extended by the Board of Directors.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects our financial information and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 48 of this Annual Report on Form 10-K. You should read the information in this section in conjunction with the business and financial information regarding the Company provided in this Annual Report on Form 10-K.

Overview

Our business has traditionally focused on originating fixed-rate one- to four-family residential real estate loans and offering retail deposit accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to diversify our balance sheet, improve our interest rate risk exposure and increase interest income. Our primary market area now consists of Chester and Lancaster Counties and the surrounding Pennsylvania counties of Cumberland, Dauphin, and Lebanon. Management has also emphasized the importance of attracting commercial deposit accounts from its customers. As a result of these initiatives, we were able to increase our consolidated assets by $71.6 million, or 22.7%, from $314.9 million at December 31, 2021 to $386.6 million at December 31, 2022 and increase our deposits $38.4 million, or 15.3%, from $251.1 million at December 31, 2021 to $289.5 million at December 31, 2022.

Our results of operations depend primarily on our net interest income and, to a lesser extent, noninterest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, debt securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, demand accounts, money market accounts, certificates of deposit and borrowings. Noninterest income consists primarily of gain on sale of premises and equipment, debit card income, service charges on deposit accounts, earnings on bank owned life insurance, other service charges and other income. Our results of operations also are affected by our provision for loan losses and noninterest expense. Noninterest expense consists primarily of salaries and employee benefits, occupancy and equipment, data and item processing costs, advertising and marketing, professional fees, directors' fees, FDIC insurance premiums, Pennsylvania shares tax, debit card expenses, and other expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

For the year ended December 31, 2022, we had net income of $2.1 million compared to a net income of $785,000 for the year ended December 31, 2021. The year over year increase in earnings of $1.3 million was attributable to increases in net interest income and noninterest income partially offset by increases in the provision for loan losses, noninterest expense and income tax expense. Net interest income increased $3.0 million due to the increase in interest income on loans as we increased our commercial lending and rising rates increased our yields on cash and securities. We had a $821,000 gain on sale of the land and building of our corporate headquarters and branch location in Coatesville, Pennsylvania. We are leasing back a portion of the building to use for corporate offices and to maintain a branch location.

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our over 100-year history in the community, and our knowledge of the local marketplace. Our culture is anchored in a philosophy that puts our employees, customers and communities at the forefront of everything we do. We are proud of our diverse and experienced team of employees and strive to be the most loved bank that allows families, customers and our communities to prosper. The following are the key elements of our business strategy:

Grow our loan portfolio with a focus on increasing commercial real estate and commercial and industrial lending. Our principal business activity historically has been the origination of residential mortgage loans for retention in our loan portfolio. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to diversify our balance sheet. Our commercial real estate and commercial and industrial loan portfolios increased from $130.1 million, or 51.4% of total loans at December 31, 2021, to $167.5 million, or 54.8% of total loans at December 31, 2022. We view the growth of commercial lending as a means of increasing our interest income and fee income while establishing relationships with local businesses. We intend to continue to build relationships with small and medium-sized businesses in our market area, targeting locally owned family businesses and not-for-profit organizations. During 2021, we opened two loan production offices in Harrisburg and Elizabethtown, Pennsylvania, and we expect to hire additional relationship-based loan officers to increase our presence in our market area. Beginning in 2021, Presence Bank was qualified by the SBA to participate in the PPP loan program and management originated approximately $6.0 million of PPP loans in the first half of 2021. We believe all of these actions have properly positioned our institution to achieve prudent, organic and consistent growth in the future. The capital we raised in our initial public offering supported an increase in our lending limits, which enables us to expand existing customer relationships as well as provide capacity for new customers.

Strategically Grow our Balance Sheet. As a result of our efforts to build our management team and infrastructure and given our long-time presence in our market area, we believe we are well positioned to increase, on a managed basis, our assets and liabilities, particularly loans and deposits. Presence Bank increased its gross loans and deposits $52.8 million, or 20.9%, and $38.4 million, or 15.3%, respectively, during 2022. We underwent a significant rebranding effort and have updated and improved our website, Internet and mobile banking and other technology infrastructure that prioritizes the customer experience and moves away from the traditional branch model. We also believe we can capitalize on commercial deposit and personal banking relationships derived from an increase in commercial real estate and commercial and industrial lending. Based on our attractive market area and our strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our balance sheet.

Increase our share of lower-cost core deposits. We are making a concerted effort to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. Increasing our core deposits will provide a stable source of funds to support loan growth at costs consistent with improving our net interest rate spread and margin. We consider our core deposits to include demand deposit (checking), money market and savings accounts. During 2022, management continued an initiative which incentivized our commercial relationship officers to increase transaction accounts with our existing commercial customers. Our core deposits increased $2.2 million, or 1.2%, to $176.4 million at December 31, 2022 from $174.2 million at December 31, 2021. We have also made significant investments in our technology-based products. For example, we have enhanced our suite of deposit related products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers and a new Internet banking platform to create long-lasting retail deposits. We plan to continue to aggressively market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products while also making further investments in technology so that we can continue to deliver high-quality, innovative products and services to our customers.

Organically grow through loan production offices and through opportunistic bank or branch acquisitions. As a result of our new executive management team and increased relationship-based personnel, we expect to grow organically. In 2021, we opened two loan production offices in Harrisburg (Dauphin County, Pennsylvania) and Elizabethtown (Lancaster County, Pennsylvania). We expect to establish one to two additional loan production offices to support lending teams in our core markets such as Chester and Lancaster Counties, Pennsylvania in future years. We believe opening loan production offices is a more cost-effective method to expansion which can lead to the establishment of branch offices in the future if market conditions warrant. In addition to this organic growth, we will also consider acquisition opportunities of other financial institutions or specific branches of financial institutions that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. We will seek to expand our presence in Chester, Lancaster, Dauphin, Lebanon and Cumberland Counties, Pennsylvania. However, we currently have no understandings or agreements with respect to acquiring any financial institutions or branch acquisitions.

Manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, conservative loan underwriting criteria and active credit monitoring. In 2022, we hired our Chief Risk and Credit Officer, who has over 35 years of industry experience. Our Chief Risk and Credit Officer is working diligently to enhance the processes of our current team with his vast knowledge and experience. Our nonperforming assets to total assets ratio was 0.27% at December 31, 2022, compared to 0.52% at December 31, 2021. At December 31, 2022, the majority of our nonperforming assets were related to commercial and one- to four-family residential real estate loans. We will continue to increase our investment in our credit review function, both in experienced personnel as well as ancillary systems, as necessary, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth.

Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represents our critical accounting estimates:

Allowance for loan losses. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of a loan receivable is charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include: (1) lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; (2) national, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans;

(3) nature and volume of the portfolio and terms of loans; (4) volume and severity of past due, classified and nonaccrual loans as well as loan modifications; (5) existence and effect of any concentrations of credit and changes in the level of such concentrations; (6) effect of external factors, such as competition and legal and regulatory requirements; (7) experience, ability, and depth of lending department management and other relevant staff; (8) quality of loan review and board of director oversight; and (9) change in the inflationary environment. Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. As a result of the COVID-19 pandemic, we increased certain of our qualitative loan portfolio risk factors relating to local and national economic conditions as well as industry conditions and concentrations in 2020, which have experienced deterioration due to the effects of the COVID-19 pandemic. The COVID-19 factors remain in place as of December 31, 2022. During 2022, the Bank added a change in the inflationary environment factor due to the rapid increase in Federal Funds rates during 2022. The qualitative factors for lending policies and procedures and existence and effect of any concentrations of credit had overall upgrades during 2022. An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

See Note 1 and Note 3 of the notes to the financial statements of the Company.

Deferred Tax Assets. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expenses. We also estimate a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies, these assumptions require us to make judgments about future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Realization of a deferred tax asset requires us to exercise significant judgment and is inherently uncertain because it requires the prediction of future occurrences. Valuation allowances are provided to reduce deferred tax assets to an amount that is more likely than not to be realized. In evaluating the need for a valuation allowance, we must estimate our taxable income in future years and the impact of tax planning strategies. If we were to determine that we would not be able to realize a portion of our net deferred tax asset in the future for which there is no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which we had established a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

See Note 1 and Note 8 of the notes to the financial statements of the Company.

Estimation of Fair Values. Fair values for securities available-for-sale are obtained from an independent third-party pricing service. Where available, fair values are based on quoted prices on a nationally recognized securities exchange. If quoted prices are not available, fair values are measured using quoted market prices for similar benchmark securities. Management generally makes no adjustments to the fair value quotes provided by the pricing source. The fair values of foreclosed real estate and the underlying collateral value of impaired loans are typically determined based on evaluations by third parties, less estimated costs to sell. When necessary, appraisals are updated to reflect changes in market conditions.

See Note 1 and Note 15 of the notes to the financial statements of the Company.

Comparison of Balance Sheets at December 31, 2022 and December 31, 2021

Total Assets. Total assets increased $71.6 million, or 22.7%, to $386.5 million at December 31, 2022 from $314.9 million at December 31, 2021, primarily reflecting an increase in net loans receivable and securities available-for-sale, partially offset by a decrease in cash and cash equivalents.

Cash and cash equivalents decreased by $9.7 million, or 36.0%, to $17.2 million at December 31, 2022 from $26.9 million at December 31, 2021 due to investing in short term treasury securities with excess liquidity at December 31, 2022.

Net loans receivable increased $51.7 million, or 20.7%, to $300.9 million at December 31, 2022 from $249.2 million at December 31, 2021 primarily due to increases in commercial real estate, construction real estate and commercial and industrial loans, with the Company having growth in all portfolio segments. Commercial real estate loans increased $30.3 million, or 25.6%, to $148.6 million at December 31, 2022 from $118.3 million at December 31, 2021. Construction real estate loans increased $6.7 million, or 48.4%, to $20.4 million at December 31, 2022 from $13.8 million at December 31, 2021. Commercial and industrial loans increased $6.0 million, or 50.5%, to $17.9 million at December 31, 2022 from $11.9 million at December 31, 2021. One- to four-family residential real estate loans increased $4.4 million, or 4.1%, to $110.4 million at December 31, 2022 from $106.0 million at December 31, 2021. Consumer and other loans increased $5.2 million, or 170.0%, to $8.2 million at December 31, 2022 from $3.0 million at December 31, 2021. The increase in commercial real estate, construction real estate and commercial and industrial loans was primarily due to our strategy to expand our commercial loan portfolio to diversify our balance sheet.

Debt securities available-for-sale increased $26.4 million, or 102.9%, to $52.0 million at December 31, 2022 from $25.6 million at December 31, 2021 due to a strategy of investing in short-term treasury securities with excess liquidity. The Company had purchases of $39.7 million of treasury securities partially offset by maturities and calls of securities of $10.0 million combined with $1.4 million of principal repayments on mortgage-backed securities, a decrease in the fair market value of debt securities available-for-sale of $2.1 million due to the increase in market interest rates during 2022 and $147,000 in net accretion of discounts and amortization of premiums. The remaining weighted average life of our debt securities available for sale portfolio is 1.39 years at December 31, 2022.

Premises and equipment decreased by $256,000, or 13.1%, to $1.7 million at December 31, 2022 from $1.9 million at December 31, 2021, primarily due to depreciation and amortization of fixed assets of $225,000.

Bank owned life insurance increased by $174,000, or 2.4%, to $7.5 million at December 31, 2022 from $7.3 million at December 31, 2021, primarily due to the earnings on existing policies.

Restricted stock increased by $1.4 million, or 154.6%, to $2.3 million at December 31, 2022 from $884,000 at December 31, 2021 due to additional Federal Home Loan Bank of Pittsburgh stock acquired in conjunction with increased borrowings from the Federal Home Loan Bank of Pittsburgh during 2022.

Deposits and Borrowings. Total deposits increased $38.4 million, or 15.3%, to $289.5 million at December 31, 2022 from $251.1 million at December 31, 2021. The increase in our deposits reflected a $36.2 million increase in certificates of deposits, a $6.2 million increase in noninterest-bearing demand accounts, a $2.7 million increase in interest-bearing demand accounts and a $646,000 increase in savings accounts, partially offset by a $7.5 million decrease in money market accounts. The increase in certificates of deposit was due to multiple promotional specials throughout 2022 to reduce interest rate risk as rates rose. Demand and savings accounts increases primarily reflected deposit customers from commercial accounts and offering cash management services. The money market decrease was the result of customers needing their liquidity for business needs.

Total borrowings from the Federal Home Loan Bank of Pittsburgh increased $31.0 million, or 185.6%, to $47.6 million at December 31, 2022 from $16.7 million at December 31, 2021 due to $40.1 million in advances of borrowings, partially offset by $9.1 million of repayments on maturing and amortizing advances.

Stockholders' Equity. Stockholders' equity increased $153,000, or 0.3%, to $46.0 million at December 31, 2022 from $45.8 million at December 31, 2021. The increase was due to net income of $2.1 million for 2022 and allocation of $145,000 of Employee Stock Ownership Plan (the "ESOP") shares, partially offset by an increase of $1.7 million in accumulated other comprehensive loss as a result of a decrease in the fair market value of our debt securities available-for-sale during 2022 and a decrease of $455,000 in additional paid in capital for repurchases of common stock. The repurchase of common stock was partially offset by stock-based compensation expense and ESOP shares released for allocation.

Comparison of Operating Results for the Years Ended December 31, 2022 and December 31, 2021

General. Net income increased $1.3 million to net income of $2.1 million for the year ended December 31, 2022 from $785,000 for the year ended December 31, 2021. The $1.3 million year over year increase in earnings was attributable to a $3.0 million increase in net interest income and a $627,000 increase in noninterest income, partially offset by a $1.0 million increase in noninterest expense, a $913,000 increase in the provision for loan losses and a $361,000 increase in income tax expense.

Interest Income. Total interest income increased $3.8 million, or 37.4%, to $13.8 million for the year ended December 31, 2022 from $10.1 million for the year ended December 31, 2021. The increase in interest income resulted from a $73.0 million increase year over year in the average balance of interest-earning assets, primarily in loans, debt securities available-for-sale and restricted stocks and by a 35 basis points increase in the average yield on interest-earning assets from 3.44% for 2021 to 3.79% for 2022, partially offset by a decrease in the average balance of cash and cash equivalents.

Interest income on loans, including fees, increased $3.1 million, or 32.0%, to $12.8 million for 2022, reflecting an increase in the average balance of loans to $289.3 million for 2022 from $219.1 million for 2021. The increase in the average balance of loans was due primarily to increases in the average balances of commercial real estate, construction real estate and commercial and industrial loans reflecting our strategy to grow commercial lending, with the Company having growth in all portfolio segments. The average yield on loans remained consistent at 4.42% for the years ended December 31, 2022 and 2021. Interest income included $28,000 and $266,000 of PPP loan income from deferred interest and fees for the years ended December 31, 2022 and 2021, respectively.

Interest income on securities and restricted stock increased $162,000, or 49.4%, to $490,000 for 2022 from $328,000 for 2021. The increase in interest income on debt and equity securities available-for-sale of $120,000, or 42.3%, to $404,000 for 2022 from $284,000 for 2021 was due to an increase in the average balance of debt and equity securities available-for-sale of $6.3 million, or 22.4%, to $34.7 million in 2022 from $28.4 million in 2021 and a 16 basis points increase in the average yield on debt and equity securities available-for-sale to 1.16% in 2022 from 1.00% in 2021. The increase in the average balance of debt and equity securities available-for-sale was due to purchases of short-term, less than one year maturity dates, treasury securities with our excess liquidity during 2022. The average yield on debt and equity securities available-for-sale increased due to investing in higher yielding short-term treasury securities in 2022. Restricted stocks income was also included in the interest income on securities. Restricted stock income increased $42,000, or 95.5%, to $86,000 for 2022 from $44,000 for 2021 due to an increase in the average balance of restricted stocks of $962,000, or 106.5%, to $1.9 million for 2022 from $903,000 for 2021, partially offset by a 29 basis points decrease in the average yield on restricted stocks to 4.60% for 2022 from 4.89% for 2021. The decrease in average yield on restricted stock was due to the Federal Home Loan Bank dividend being paid in arrears and the average balance increasing.

Interest income on cash and cash equivalents increased $492,000, to $529,000 in 2022, from $37,000 in 2021. The increase in interest income on cash and cash equivalents was attributable to an increase in the average yield on cash and cash equivalents by 125 basis points to 1.33% for 2022 from 0.08% for 2021 as a result of the increase in market interest rates during 2022, partially offset by a decrease in the average balance of cash and cash equivalents of $4.5 million, or 10.2%, to $39.6 million in 2022 from $44.1 million in 2021 due to investing excess liquidity in short-term treasury securities available-for-sale.

Interest Expense. Interest expense increased $758,000, or 34.5%, to $3.0 million for the year ended December 31, 2022 from $2.2 million for the year ended December 31, 2021 as a result of increases in interest expense on borrowings and deposits. The increase in interest expense reflected a $61.2 million increase in the average balance of interest-bearing liabilities to $301.2 million for 2022 from $240.0 million for 2021 and a seven basis points increase in the average cost of interest-bearing liabilities from 0.91% for 2021 to 0.98% for 2022.

Interest expense on deposits increased $275,000, or 15.5%, to $2.1 million for 2022 from $1.8 million for 2021 as a result of an increase of $39.3 million in the average balance of our interest-bearing deposits, partially offset by a two basis points decrease in the average cost of interest-bearing deposits. The average balance of interest-bearing transaction accounts (traditionally our lower costing deposit accounts consisting of demand, savings, and money market accounts) increased $26.1 million to $167.8 million for 2022 from $141.7 million for 2021. The increase in the average balance of our transaction accounts primarily reflected deposit customers increasing cash balances as a result of management's focus on increasing the commercial deposit accounts of its customers and cash management services. The increase in the average balance of certificates of deposits which increased by $13.2 million to $94.5 million for 2022 from $81.3 million for 2021 was due to offering higher average rates as compared to other financial institutions in our market area. The weighted average rate paid on interest-bearing deposits decreased two basis points to 0.78% for 2022 from 0.80% for 2021 as a result of certificates of deposit issued upon the maturing of existing certificates of deposit at a lower cost, partially offset by the increase in market rates of interest as we increased rates on savings, money market, and demand deposit accounts. The average cost of certificates of deposit, traditionally our higher costing deposits, decreased to 1.42% for 2022 from 1.55% for 2021 while the average cost of transaction accounts increased by six basis points to 0.42% for 2022 from 0.36% for 2021.

Interest expense on Federal Home Loan Bank borrowings increased $483,000, or 114.5%, to $905,000 for the year ended December 31, 2022 from $422,000 for the year ended December 31, 2021. The increase in interest expense on Federal Home Loan Bank borrowings was caused by a $21.9 million increase in our average balance of Federal Home Loan Bank borrowings to $38.9 million for 2022 compared to $17.0 million for 2021 as a result of using Federal Home Loan Bank borrowings to fund loan growth, partially offset by a decrease in the average cost of these funds of 14 basis points from 2.44% in 2021 to 2.30% in 2022 as higher cost borrowings matured during 2022.

Net Interest Income. Net interest income increased $3.0 million, or 38.2%, to $10.9 million for the year ended December 31, 2022 from $7.9 million for the year ended December 31, 2021. The increase in net interest income from 2021 to 2022 was primarily due to the increase in interest income on loans, cash and cash equivalents and investment securities, partially offset by increases in interest expense on borrowings and deposits. Average net interest-earning assets increased by $11.8 million to $64.2 million for 2022 from $52.4 million for 2021. Our net interest margin increased 28 basis points to 2.97% for 2022 from 2.69% for 2021. Our net interest rate spread increased 28 basis points to 2.81% for 2022 from 2.53% for 2021.

Provision for Loan Losses. We establish provisions for loan losses which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses inherent in the loan portfolio that are both probable and reasonably estimable at the consolidated balance sheet date. In determining the level of the allowance for loan losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $1.2 million provision for loan losses for the year ended December 31, 2022 compared to a $287,000 provision for loan losses for the year ended December 31, 2021.

The increase in the provision for loan losses was primarily due to loan growth during 2022 and an increase in qualitative factors for the addition of change in the inflationary environment qualitative factor due to the rapid increase in the Federal Fund rate during 2022. In 2022, there was one significant partial charge-off of $351,000 to a commercial and industrial loan and that charge-off increased the qualitative factors for delinquencies for the commercial and industrial portfolio segment. The allowance for loan losses was $3.9 million, or 1.31%, of loans outstanding at December 31, 2022 compared to $3.1 million, or 1.24%, of loans outstanding at December 31, 2021.

To the best of our knowledge, we have recorded all loan losses that are both probable and reasonable to estimate at December 31, 2022. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for loan losses. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest Income. Noninterest income information is as follows.

| | Years Ended December 31, | | Change | |
| | 2022 | 2021 | Amount | Percent |
	(Dollars in thousands)			
Service charges on deposit accounts	$ 185	$ 176	$ 9	5.1 %
Loss on equity investments	(99)	(25)	(74)	296.0
Bank owned life insurance income	174	174	—	—
Debit card income	201	216	(15)	(6.9)
Other service charges	86	89	(3)	(3.4)
Gain on sale of premises and equipment	821	5	816	16,320.0
Other income	49	160	(111)	(69.4)
Total noninterest income	$ 1,417	$ 795	$ 622	78.2 %

Noninterest income increased by $622,000, or 78.2%, to $1.4 million for 2022 from $795,000 for 2021. The increase in noninterest income resulted primarily from an increase in gain on sale of premises and equipment, partially offset by a decrease in other income and an increase in the loss on equity investments. The gain on sale of premises and equipment was $821,000 as a result of the sale leaseback of the Company's corporate headquarters and branch location in Coatesville, Pennsylvania for a sales price of $950,000. Other income decreased $111,000 primarily related to the income from the termination of the pension plan in 2021. Loss on equity investments increased $74,000 due to an increase in the unrealized loss on the CRA equity investment during 2022.

Noninterest Expense. Noninterest expense information is as follows.

| | Years Ended December 31, | | Change | |
	2022	2021	Amount	Percent
	(Dollars in thousands)			
Salaries and employee benefits	$ 4,285	$ 3,994	$ 291	7.3 %
Occupancy and equipment	632	573	59	10.3
Data and item processing	1,013	969	44	4.5
Advertising and marketing	145	91	54	59.3
Professional fees	741	484	257	53.1
Directors' fees	265	243	22	9.1
FDIC insurance premiums	124	194	(70)	(36.1)
Pennsylvania shares tax	330	—	330	—
Debit card expenses	140	143	(3)	(2.1)
Other	761	724	37	5.1
Total noninterest expenses	$ 8,436	$ 7,415	$ 1,021	13.8 %

Noninterest expense increased $1.0 million, or 13.8%, to $8.4 million in 2022 from $7.4 million in 2021. The increase in noninterest expense was primarily the result of increases in Pennsylvania shares tax of $330,000, salaries and employee benefits expense of $291,000 and professional fees of $257,000, partially offset by a decrease in FDIC insurance premiums of $70,000. Pennsylvania shares tax increased $330,000 due to the Bank being subject to the tax as a result of the mutual to stock conversion. Salaries and employee benefits expense increased $291,000 primarily due the hiring of additional staff, annual salary increases, and equity incentive expense starting in the fourth quarter of 2022. Professional fees increased $257,000 as a result of ongoing compliance expense due to becoming an SEC registrant in the third quarter of 2021. FDIC insurance premiums decreased $70,000 primarily due to decreases in the quarterly multiplier when comparing 2022 to 2021.

Income Tax Expense. Income tax expense increased $361,000, or 212.4%, to $531,000 for 2022 from $170,000 for 2021. The increase in income tax expense for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was due to an increase in income before income taxes. The effective tax rate was 20.1% in 2022 compared to 17.8% in 2021. The increase in the effective tax rate is attributable to an increase in deferred tax assets for 2022.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,					
	2022			2021		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 289,296	$ 12,801	4.42 %	$ 219,100	$ 9,695	4.42 %
Debt and equity securities available for sale	34,684	404	1.16 %	28,339	284	1.00 %
Restricted stocks	1,865	86	4.60 %	903	44	4.89 %
Cash and cash equivalents	39,613	529	1.33 %	44,098	37	0.08 %
Total interest-earning assets	365,458	13,820	3.79 %	292,440	10,060	3.44 %
Noninterest-earning assets	8,750			8,681		
Total assets	$ 374,208			$ 301,121		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 79,603	249	0.31 %	$ 71,879	214	0.30 %
Savings deposits	22,628	79	0.35 %	20,465	69	0.34 %
Money market deposits	65,597	377	0.57 %	49,388	232	0.47 %
Certificates of deposit	94,501	1,346	1.42 %	81,277	1,261	1.55 %
Total interest-bearing deposits	262,329	2,051	0.78 %	223,009	1,776	0.80 %
Borrowings	38,894	905	2.30 %	17,022	422	2.44 %
Total interest-bearing liabilities	301,223	2,956	0.98 %	240,031	2,198	0.91 %
Noninterest-bearing demand deposits (1)	25,837			30,188		
Other noninterest-bearing liabilities	1,662			823		
Total liabilities	328,722			271,042		
Stockholders' equity	45,486			30,079		
Total liabilities and stockholders' equity	$ 374,208			$ 301,121		
Net interest income		$ 10,864			$ 7,862	
Net interest rate spread (2)			2.81 %			2.53 %
Net interest-earning assets (3)	$ 64,235			$ 52,409		
Net interest margin (4)			2.97 %			2.69 %
Average interest-earning assets to interest-bearing liabilities	121.32 %			121.83 %		

(1) Includes stock subscription restricted deposits in 2021, whereas interest was calculated by the Company at five basis points and paid by the stock transfer agent.
(2) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(3) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
		(In thousands)	
Interest-earning assets:			
Loans	$ 3,106	$ —	$ 3,106
Debt and equity securities available for sale	63	57	120
Restricted stocks	47	(5)	42
Cash and cash equivalents	(4)	496	492
Total interest-earning assets	3,212	548	3,760
Interest-bearing liabilities:			
Interest-bearing demand deposits	23	12	35
Savings deposits	7	3	10
Money market deposits	76	69	145
Certificates of deposit	205	(120)	85
Total deposits	311	(36)	275
Borrowings	534	(51)	483
Total interest-bearing liabilities	845	(87)	758
Change in net interest income	$ 2,367	$ 635	$ 3,002

Liquidity and Capital Resources

Liquidity Management. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from sales, maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Pittsburgh. At December 31, 2022, we had the ability to borrow approximately $155.6 million from the Federal Home Loan Bank of Pittsburgh, of which $47.6 million had been advanced in addition to $8.3 million held in reserve to secure two letters of credit to collateralize municipal deposits. Additionally, at December 31, 2022, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank and we also have access to $1.8 million through the Federal Reserve Bank of Philadelphia discount window at December 31, 2022. We did not borrow against the credit lines with the Atlantic Community Bankers Bank or the Federal Reserve Bank of Philadelphia during the year ended December 31, 2022.

The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 20.0% or greater. For the year ended December 31, 2022, our liquidity ratio averaged 39.8%. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2022.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on cash and cash equivalents and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in cash and cash equivalents and short- and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2022, cash and cash equivalents totaled $17.2 million. Debt securities classified as available-for-sale, which provide additional sources of liquidity, totaled $52.0 million at December 31, 2022. The sale of the debt securities classified as available-for-sale would result in a loss of $1.9 million due to the current unrealized loss position.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2022, totaled $44.2 million, or 39.0% of our certificates of deposit, and 15.3% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management. At December 31, 2022, Presence Bank exceeded all regulatory capital requirements and was considered "well capitalized" under regulatory guidelines due to its compliance with the Community Bank Leverage ratio. See "Regulation and Supervision—Federal Bank Regulation—Capital Requirements" and Note 13 of the Notes to the Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2022, we had outstanding commitments to originate loans of $41.2 million, unused lines of credit totaling $11.5 million and $3.0 million in stand-by letters of credit outstanding. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2022 totaled $44.2 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2022 and 2021 beginning on page 53 for a description of recent accounting pronouncements that may affect our balance sheet and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

A smaller reporting company is not required to provide the information related to this item.

Item 8. Financial Statements and Supplementary Data

PB Bankshares, Inc.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

	December 31,	
	2022	2021
Assets		
Cash and due from banks	$ **15,918**	$ 15,508
Federal funds sold	**1,186**	11,256
Interest bearing deposits with banks	**100**	100
Cash and cash equivalents	**17,204**	26,864
Debt securities available-for-sale, at fair value	**52,047**	25,649
Equity securities, at fair value	**762**	849
Restricted stocks, at cost	**2,251**	884
Loans receivable, net of allowance for loan losses of $3,992 at December 31, 2022 and $3,145 at December 31, 2021	**300,855**	249,196
Premises and equipment, net	**1,693**	1,949
Deferred income taxes, net	**1,656**	945
Accrued interest receivable	**1,123**	852
Bank owned life insurance	**7,487**	7,313
Other assets	**1,469**	428
Total Assets	$ **386,547**	$ 314,929
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ **289,495**	$ 251,130
Borrowings	**47,638**	16,681
Accrued expenses and other liabilities	**3,427**	1,284
Total Liabilities	**340,560**	269,095
Commitments and contingencies - see note 8		
Stockholders' Equity		
Preferred Stock, $0.01 par value, 10,000,000 shares authorized; -0- issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 2,845,076 (including 108,115 restricted shares) and 2,777,250 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	**27**	28
Additional paid-in capital	**25,721**	26,176
Retained earnings	**24,779**	22,665
Unearned ESOP shares, 199,962 shares at December 31, 2022 and 211,071 December 31, 2021	**(2,608)**	(2,753)
Accumulated other comprehensive loss	**(1,932)**	(282)
Total Stockholders' Equity	**45,987**	45,834
Total Liabilities and Stockholders' Equity	$ **386,547**	$ 314,929

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Years ended December 31,	
	2022	2021
Interest and Dividend Income		
Loans, including fees	$ **12,801**	$ 9,695
Securities	**490**	328
Other	**529**	37
Total Interest and Dividend Income	**13,820**	10,060
Interest Expense		
Deposits	**2,051**	1,776
Borrowings	**905**	422
Total Interest Expense	**2,956**	2,198
Net interest income	**10,864**	7,862
Provision for Loan Losses	**1,200**	287
Net interest income after provision for loan losses	**9,664**	7,575
Noninterest Income		
Service charges on deposit accounts	**185**	176
Loss on equity investments	**(99)**	(25)
Bank owned life insurance income	**174**	174
Debit card income	**201**	216
Other service charges	**86**	89
Gain on sale of premises and equipment	**821**	5
Other income	**49**	160
Total Noninterest Income	**1,417**	795
Noninterest Expenses		
Salaries and employee benefits	**4,285**	3,994
Occupancy and equipment	**632**	573
Data and item processing	**1,013**	969
Advertising and marketing	**145**	91
Professional fees	**741**	484
Directors' fees	**265**	243
FDIC insurance premiums	**124**	194
Pennsylvania shares tax	**330**	—
Debit card expenses	**140**	143
Other	**761**	724
Total Noninterest Expenses	**8,436**	7,415
Income before income tax expense	**2,645**	955
Income Tax Expense	**531**	170
Net Income	$ **2,114**	$ 785
Earnings per common share - basic and diluted	$ **0.82**	0.31

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Comprehensive Income
(in thousands)

		Years ended December 31,		
		2022		2021
Net Income	$	**2,114**	$	785
Other Comprehensive Loss				
Unrealized losses on debt securities available-for-sale:				
Unrealized holding losses arising during period		**(2,087)**		(625)
Tax effect		**437**		132
		(1,650)		(493)
Defined benefit plan:				
Net gain arising during the period		**—**		155
Tax effect		**—**		(33)
		—		122
Other comprehensive loss		(1,650)		(371)
Total Comprehensive Income	$	**464**	$	414

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2021	$ —	$ —	$ 21,880	$ —	$ 89	$ 21,969
Net income	—	—	785	—	—	785
Common stock issued 2,777,250 shares	28	26,171	—	—	—	26,199
Unearned ESOP shares, 222,180 shares	—	—	—	(2,898)	—	(2,898)
ESOP shares released for allocation, 11,109 shares	—	5	—	145	—	150
Other comprehensive loss	—	—	—	—	(371)	(371)
Balance, December 31, 2021	$ 28	$ 26,176	$ 22,665	$ (2,753)	$ (282)	$ 45,834
Net income	—	—	2,114	—	—	2,114
Repurchased common stock, 40,289 shares	(1)	(529)	—	—	—	(530)
ESOP shares released for allocation, 11,109 shares	—	6	—	145	—	151
Stock based compensation expense	—	68	—	—	—	68
Other comprehensive loss	—	—	—	—	(1,650)	(1,650)
Balance, December 31, 2022	$ 27	$ 25,721	$ 24,779	$ (2,608)	$ (1,932)	$ 45,987

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Years Ended December 31,		
		2022		2021
Cash Flows from Operating Activities				
Net income	$	**2,114**	$	785
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Provision for loan losses		**1,200**		287
Depreciation and amortization		**288**		172
Gain on disposal of premises and equipment		**(821)**		(5)
Net accretion of securities premiums and discounts		**(147)**		(28)
Deferred income tax benefit		**(274)**		(174)
Loss on equity securities		**99**		25
Deferred loan fees, net		**48**		93
Earnings on bank owned life insurance		**(174)**		(174)
ESOP allocation of shares		**151**		145
Stock-based compensation expense		**68**		—
Increase in accrued interest receivable and other assets		**(357)**		204
Increase in accrued expenses and other liabilities		**1,175**		58
Net Cash Provided by Operating Activities		**3,370**		1,388
Cash Flows from Investing Activities				
Activity in debt securities available-for-sale:				
Purchases		**(39,725)**		(4,998)
Maturities, calls, and principal repayments		**11,387**		4,629
Dividends on equity securities reinvested		**(12)**		(10)
Purchase of additional Bank owned life insurance		**—**		(500)
(Purchase) redemption of restricted stocks		**(1,367)**		162
Net increase in loans receivable		**(52,907)**		(63,531)
Proceeds from sale of premises and equipment		**947**		—
Purchases of premises and equipment		**(145)**		(10)
Net Cash Used in Investing Activities		**(81,822)**		(64,258)
Cash Flows from Financing Activities				
Net increase in deposits		**38,365**		19,714
Issuance of common stock		**—**		26,199
Repurchased common stock		**(530)**		—
Purchase of ESOP shares		**—**		(2,898)
Advances of borrowings		**40,100**		—
Repayments of borrowings		**(9,143)**		(3,872)
Net Cash Provided by Financing Activities		**68,792**		39,143
Decrease in cash and cash equivalents		**(9,660)**		(23,727)
Cash and Cash Equivalents, Beginning of Period		**26,864**		50,591
Cash and Cash Equivalents, End of Period	$	**17,204**	$	26,864
Supplementary Cash Flows Information				
Interest paid	$	**2,727**	$	2,624
Income taxes paid	$	**522**	$	120
Supplementary Non-Cash Flows Information				
Unrealized loss on securities available-for-sale	$	**(2,087)**	$	(625)
Lease liabilities arising from right-to-use assets	$	**(968)**	$	—
Pension adjustment	$	**—**	$	155

See accompanying notes to consolidated financial statements.

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies

Organization and Nature of Operations

PB Bankshares, Inc., a Maryland Corporation (the "Company") is the holding company of Presence Bank (the "Bank") and was formed in connection with the conversion of the Bank from the mutual to the stock form of organization. On July 14, 2021, the mutual to stock conversion of the Bank was completed and the Company became the parent holding company for the Bank. Shares of the Company began trading on the Nasdaq Capital Market on July 15, 2021. The Company is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Bank").

The Bank is a state-chartered savings bank established in 1919. The main office is located in Coatesville, Pennsylvania with three other branches located in New Holland, Oxford, and Georgetown Pennsylvania. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans primarily secured by real estate and, to a lesser extent, consumer loans. The Bank competes with other banking and financial institutions in its primary market communities encompassing Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties in Pennsylvania. The Bank is regulated by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking and Securities (the "PADOB").

Principles of Consolidation and Reclassifications

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary, the Bank. The Bank also includes the accounts of CSB Investments, Inc. ("CSB"), a wholly-owned subsidiary of the Bank located in Wilmington, Delaware. The sole purpose of CSB is to maintain and manage its investment portfolio. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no effect on net income or stockholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and estimation of fair values.

While management uses available information to recognize estimated losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions and underlying collateral values, if any. In addition, the FDIC and Pennsylvania Department of Banking and Securities, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. These agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examinations.

Concentration of Credit Risk

Most of the Company's activities are with customers located within Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties of Pennsylvania. Note 2 of the consolidated financial statements discuss the types of securities that the Company invests in. Note 3 of the consolidated financial statements discuss the types of lending that the Company engages in. The Company does not have any significant loan concentrations to any one industry or customer. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy and real estate values.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks, interest bearing deposits with banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

Debt Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums, or unaccreted discounts. At December 31, 2022 and 2021 and for the years then ended, the Company had no investment securities classified as held to maturity.

Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These securities are carried at fair value, which is determined by obtaining quoted market prices or matrix pricing. Unrealized gains and losses are excluded from earnings and are reported in other comprehensive income (loss), net of taxes. Realized gains and losses are recorded on the trade date and are determined using the specific identification method. Premiums are amortized and discounts are accreted using a method which approximates the interest method through call date or maturity of the underlying security.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. Declines in fair value of securities below their cost that are deemed to be other-than-temporary are separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive loss. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether or not management intends to sell or expects that it is more likely than not that it will be required to sell the security prior to any anticipated recovery in fair value.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determined fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Restricted Investments in Bank Stocks

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and consists of the common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") of $2,191,000 and $824,000 as of December 31, 2022 and 2021, respectively, and Atlantic Community Bankers Bank ("ACBB") of $60,000 as of both December 31, 2022 and 2021.

Management evaluates the restricted stock for impairment. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management believes no impairment charge is necessary related to restricted stocks in 2022 and 2021.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method over the life of the loan.

The loans receivable portfolio is segmented into one- to four-family residential real estate, commercial real estate, construction, commercial and industrial, and consumer loans. Descriptions of the Company's loan classes are as follows:

One- to four-family Residential Real Estate Loans: This segment of loans includes loans secured by one- to four-family homes. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Company offers home equity lines of credit.

Commercial Real Estate Loans: This loan segment consists primarily of loans secured by various types of commercial real estate typically in the Company's market area, including multi-family residential buildings, office and retail buildings, medical, industrial and warehouse buildings, hotels, and religious facilities.

Construction: The Company originates construction loans for the acquisition and development of land and construction of commercial buildings, condominiums, townhomes, and one- to four-family residences.

Commercial and Industrial Loans: Commercial loans may be unsecured or secured with non-real estate commercial property. The Company makes commercial loans to businesses located within its market area and also to businesses outside of its market area through loan participations with other financial institutions.

Consumer Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include secured loans, unsecured loans, and overdraft lines of credit. The Company makes consumer loans to individuals located within its market area and occasionally to individuals outside of its market.

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the consolidated balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

- One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6. Effect of external factors, such as competition and legal and regulatory requirements.

7. Experience, ability, and depth of lending management and other relevant staff.

8. Quality of loan review and Board of Director oversight.

9. Changes in inflationary environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

A large portion of the Company's loan assets are loans to business owners of many types. The Company makes commercial loans for real estate development and other business purposes required by the customer base.

The Company's credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversions of assets. Commercial loans include long-term loans financing commercial properties. Repayment of this kind of loan is dependent upon either the ongoing cash flow of the borrowing entity or the resale of or lease of the subject property. Commercial loans typically require a loan to value ratio of not greater than 80% and vary in terms.

Residential mortgages are secured by the borrower's residential real estate in either a first or second lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower and the loan to value ratio. Residential mortgages have amortizations up to 30 years.

Other types of consumer loans include installment loans and overdraft lines of credit. The majority of these loans are unsecured.

An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral net of estimated selling costs if the loan is collateral dependent.

A specific reserve is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral net of estimated selling costs.

For commercial loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For commercial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not typically separately identify individual residential mortgage loans and consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement, are related to a commercial lending relationship, or are deemed not to be a smaller balance loan.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. Generally, residential mortgage and consumer loans are included in the pass category unless on nonaccrual status at which time they are classified as substandard. The Company's loan officers are responsible for the timely and accurate risk rating of the commercial and construction loans in their portfolio at origination and on an ongoing basis. An ongoing review of commercial loans is performed by the loan department. The Company also utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all loan relationships exceeding a specific threshold.

In addition, Federal and state regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned (OREO)

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. Any write-downs based on the asset's fair value less cost to sell at date of foreclosure are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and write-downs are included in other noninterest expense on the consolidated statements of operations. There were no write-downs recorded during 2022 or 2021. Gains and losses on the sale of OREO are included in noninterest expense.

Bank Owned Life Insurance

The Company has invested in bank owned life insurance ("BOLI") covering certain employees. The Company is the owner and beneficiary of these policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income on the consolidated statements of operations. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Income Taxes

The Company accounts for income taxes in accordance with the income tax accounting guidance set forth in FASB ASC Topic 740, *Income Taxes*.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and net operating loss carryforwards, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company files a consolidated U.S. federal income tax return with its subsidiary.

As of December 31, 2022, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Company's policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense. Federal and state tax returns for the years 2019 through 2021 were open for examination as of December 31, 2022.

Transfers of Financial Assets

Transfers of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Retirement Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the ASC Topic 718, "Stock Compensation." ASC Topic 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued and forfeitures are accounted for as they occur. Compensation cost is recognized over the period that an employee provides services in exchange for the award. The Company allows the employee to use shares to satisfy employer income tax withholding obligations.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in results of operations. Although certain changes in assets and liabilities, such as unrealized gains or losses on securities available-for-sale and changes in the funded status of the defined benefit plan, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements

This section provides a summary description of recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification (ASC) that had or that management expects may have an impact on the consolidated financial statements issued upon adoption. The Company is classified as an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Effective dates reflect this election.

Recently Issued, But Not Yet Effective Accounting Pronouncements

During June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration.

The Company adopted ASU 2016-13 as of January 1, 2023 in accordance with the required implementation date and recorded the impact of adoption to retained earnings, net of deferred income taxes, as required by the standard. The adjustment recorded at adoption was not significant to the overall allowance for credit losses or stockholders' equity as compared to December 31, 2022 and consisted of an adjustment to the Company's reserve for unfunded loan commitments. Subsequent to adoption, the Company will record adjustments to its allowance for credit losses and reserves for unfunded. commitments through the provision for credit losses in the consolidated statements of income.

The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a discounted cash flow methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics which included call report code. The Company primarily utilizes benchmarked probability of default and loss given default for its reasonable and supportable forecasting of current expected credit losses. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures, including changes in underwriting standards and collections; changes in international, national, regional, and local conditions; changes in the nature and volume of the portfolio and terms of loans; changes in the experience, depth, and ability of lending management; changes in the volume and severity of past due loans and other similar conditions; changes in the quality of the Company's loan review system; changes in the value of underlying collateral for collateral dependent loans; the existence and effect of any concentrations of credit and changes in the levels of such concentrations; the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses; and changes in the inflationary environment. The Company's CECL implementation process was overseen by the Chief Financial Officer, Chief Credit and Risk Officer, Chief Information Officer, Credit Department Manager, and Controller and included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company's historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model in order to further refine the methodology and model.

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted ASU 2016-13, the effective dates for ASU 2022-02 are the same as the effective dates in ASU 2016-13. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company is currently assessing the impact that ASU 2022-02 will have on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)." Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. The ASU was initially effective for non-public business entities' financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In September 2020, the FASB issued ASU 2020-05. Under ASU 2020-05, private companies may apply the new leases standard for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. Due to the Company's extended transition period election, the amendments were effective for fiscal years beginning after December 15, 2021. The Company has adopted ASU 2016-02 and the impact was not material to the consolidated financial statements. The implementation of ASU 2016-02 resulted in recognition of right-of-use assets and lease liabilities totaling $247,000 at the date of adoption, January 1, 2022, which are related to the Company's lease of premises and equipment used in operations.

2.   Debt and Equity Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows (in thousands):

December 31, 2022	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt securities:							
Agency bonds	$	21,243	$	—	$	(2,126)	$ 19,117
Treasury securities		29,859		2		(42)	29,819
Mortgage-backed securities		97		2		—	99
Collateralized mortgage obligations		3,293		—		(281)	3,012
Total available-for-sale debt securities	$	54,492	$	4	$	(2,449)	$ 52,047
Equity securities:							
Mutual funds (fixed income)							$ 762

December 31, 2021	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
Debt securities:							
Agency bonds	$	21,241	$	—	$	(421)	$ 20,820
Mortgage-backed securities		129		15		—	144
Collateralized mortgage obligations		4,637		54		(6)	4,685
Total available-for-sale debt securities	$	26,007	$	69	$	(427)	$ 25,649
Equity securities:							
Mutual funds (fixed income)							$ 849

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021 (in thousands):

December 31, 2022	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$ —	$ —	$ 19,117	$ (2,126)	$ 19,117	$ (2,126)
Treasury securities	9,928	(42)	—	—	9,928	(42)
Collateralized mortgage obligations	1,479	(106)	1,533	(175)	3,012	(281)
	$ 11,407	$ (148)	$ 20,650	$ (2,301)	$ 32,057	$ (2,449)

December 31, 2021	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$ 19,113	$ (379)	$ 1,707	$ (42)	$ 20,820	$ (421)
Collateralized mortgage obligations	879	(6)	—	—	879	(6)
	$ 19,992	$ (385)	$ 1,707	$ (42)	$ 21,699	$ (427)

As of December 31, 2022 and 2021, the mortgage-backed securities and collateralized mortgage obligations included in the securities portfolio consist of securities issued by U.S. government sponsored agencies. There were no private label mortgage-backed securities held in the securities portfolio as of December 31, 2022 and 2021.

At December 31, 2022, 47 agency bonds had an unrealized loss with depreciation of 10.01% from the Company's cost basis, two treasury securities had an unrealized loss with depreciation of 0.42% and 35 collateralized mortgage obligation had an unrealized loss with depreciation of 8.54% from the Company's cost basis. At December 31, 2021, 47 agency bonds had an unrealized loss with depreciation of 2.06% from the Company's cost basis and five collateralized mortgage obligation had an unrealized loss with depreciation of 0.69% from the Company's cost basis. In analyzing an issuer's financial condition, management considers whether downgrades by bond rating agencies have occurred and industry analysts' reports.

As of December 31, 2022 and 2021, management believes that the estimated fair value of securities disclosed above is primarily dependent upon the movement in market interest rates particularly given the negligible inherent credit risk associated with these securities. Although the fair value will fluctuate as the market interest rates move, management believes that these fair values will recover as the underlying portfolios mature and are reinvested in market yielding investments.

As the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired as of December 31, 2022 and 2021.

There were no securities sold during 2022 and 2021. The amortized cost and fair value of debt securities available-for-sale at December 31, 2022, by contractual maturity with yields, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Available-for-Sale		
	Amortized Cost	Fair Value	Yield
Due less than one year	$ 29,859	$ 29,819	3.15 %
Due one year through five years	21,243	19,117	0.62
Due after five years through ten years	—	—	—
Mortgage-backed securities	97	99	4.84
Collateralized mortgage obligations	3,293	3,012	1.95
	$ 54,492	$ 52,047	2.09 %

At December 31, 2022 and 2021, the Company had securities with a fair value totaling $1,810,000 and $1,965,000, respectively, pledged to secure borrowings.

At December 31, 2022 and 2021, the Company had securities with a fair value totaling $21,604,000 and $13,028,000, respectively, pledged primarily for public fund depositors.

3.   Loans Receivable and Allowance for Loan Losses

Major classifications of net loans receivable at December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022	December 31, 2021
Real estate:		
One-to four-family residential	$ 110,387	$ 106,024
Commercial	148,567	118,266
Construction	20,406	13,751
Commercial and industrial	17,874	11,880
Consumer and other	8,203	3,038
	305,437	252,959
Deferred loan fees, net	(590)	(618)
Allowance for loan losses	(3,992)	(3,145)
	$ 300,855	$ 249,196

The following table shows the loan maturities at December 31, 2022 (in thousands). The table presents contractual maturities and does not reflect repricing or the effect of prepayments:

	One- to Four-Family Residential Real Estate	Commercial Real Estate	Construction	Commercial and Industrial	Consumer and Other	Total
Amounts due in:						
One year or less	$ 1,926	$ 6,881	$ 2,678	$ 9,662	$ 4,127	$ 25,274
More than one to five years	1,822	2,533	6,642	1,938	26	12,961
More than five to 15 years	55,400	110,685	10,250	6,274	4,050	186,659
More than 15 years	51,239	28,468	836	—	—	80,543
Total	$ 110,387	$ 148,567	$ 20,406	$ 17,874	$ 8,203	$ 305,437

The following table sets forth our fixed and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2023 (in thousands):

	Due After December 31, 2023		
	Fixed	Adjustable	Total
Real estate:			
One- to four-family residential	$ 102,246	$ 6,215	$ 108,461
Commercial	125,226	16,460	141,686
Construction	12,341	5,387	17,728
Commercial and industrial	8,212	—	8,212
Consumer and other	4,026	50	4,076
Total loans	$ 252,051	$ 28,112	$ 280,163

Loans to officers and directors, made on the same terms as loans to others, and the related activity is as follows (in thousands):

	December 31, 2022		December 31, 2021	
Balance, beginning of year	$	291	$	107
Additions		240		200
Repayments		(148)		(16)
Reclassification		5,150		—
Balance, end of year	$	5,533	$	291

The following table summarizes the activity in the allowance for loan losses by loan class for the year ended December 31, 2022 and information in regard to the allowance for loan losses and the recorded investment in loans receivable by loan class as of December 31, 2022 (in thousands):

	Allowance for Loan Losses						
	Beginning Balance	Charge-offs	Recoveries	Provisions (Recovery)	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real Estate:							
One- to four-family residential	$ 1,217	$ —	$ —	$ (61)	$ 1,156	$ —	$ 1,156
Commercial	1,357	—	—	472	1,829	—	1,829
Construction	194	—	—	122	316	95	221
Commercial and industrial	191	(351)	4	464	308	—	308
Consumer and other	33	(6)	—	60	87	—	87
Unallocated	153	—	—	143	296	—	296
	$ 3,145	$ (357)	$ 4	$ 1,200	$ 3,992	$ 95	$ 3,897

	Loans Receivable		
	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real estate:			
One- to four-family residential	$ 110,387	$ 569	$ 109,818
Commercial	148,567	2,088	146,479
Construction	20,406	147	20,259
Commercial and industrial	17,874	402	17,472
Consumer and other	8,203	—	8,203
	$ 305,437	$ 3,206	$ 302,231

The following table summarizes the activity in the allowance for loan losses by loan class for the year ended December 31, 2021 and information in regard to the allowance for loan losses and the recorded investment in loans receivable by loan class as of December 31, 2021 (in thousands):

| | Allowance for Loan Losses | | | | | | |
	Beginning Balance	Charge-offs	Recoveries	Provisions (Recovery)	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real Estate:							
One- to four-family residential	$ 1,339	$ —	$ —	$ (122)	$ 1,217	$ —	$ 1,217
Commercial	1,033	—	—	324	1,357	—	1,357
Construction	121	—	—	73	194	50	144
Commercial and industrial	136	—	4	51	191	—	191
Consumer and other	37	—	—	(4)	33	—	33
Unallocated	188	—	—	(35)	153	—	153
	$ 2,854	$ —	$ 4	$ 287	$ 3,145	$ 50	$ 3,095

| | Loans Receivable | | |
	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real estate:			
One- to four-family residential	$ 106,024	$ 647	$ 105,377
Commercial	118,266	1,589	116,677
Construction	13,751	541	13,210
Commercial and industrial	11,880	—	11,880
Consumer and other	3,038	—	3,038
	$ 252,959	$ 2,777	$ 250,182

The following table summarizes information in regard to impaired loans by loan portfolio class as of December 31, 2022 and for the year then ended (in thousands):

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized
With no related allowance recorded:									
Real estate:									
One- to four-family residential	$	**569**	$	**872**	$	**—**	$	**614**	$	**13**
Commercial		**2,088**		**2,210**		**—**		**2,152**		**93**
Construction		**—**		**—**		**—**		**—**		**—**
Commercial and industrial		**402**		**752**		**—**		**673**		**37**
With an allowance recorded:									
Real estate:									
One- to four-family residential	$	**—**	$	**—**	$	**—**	$	**—**	$	**—**
Commercial		**—**		**—**		**—**		**—**		**—**
Construction		**147**		**193**		**95**		**168**		**—**
Commercial and industrial		**—**		**—**		**—**		**—**		**—**
Total:									
Real estate:									
One- to four-family residential	$	**569**	$	**872**	$	**—**	$	**614**	$	**13**
Commercial		**2,088**		**2,210**		**—**		**2,152**		**93**
Construction		**147**		**193**		**95**		**168**		**—**
Commercial and industrial		**402**		**752**		**—**		**673**		**37**

The following table summarizes information in regard to impaired loans by loan portfolio class as of December 31, 2021 and for the year then ended (in thousands):

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized
With no related allowance recorded:									
Real estate:									
One- to four-family residential	$	647	$	651	$	—	$	694	$	26
Commercial		1,589		1,675		—		1,630		59
Construction		352		361		—		364		—
With an allowance recorded:									
Real estate:									
One- to four-family residential	$	—	$	—	$	—	$	—	$	—
Commercial		—		—		—		—		—
Construction		189		225		50		226		—
Total:									
Real estate:									
One- to four-family residential	$	647	$	651	$	—	$	694	$	26
Commercial		1,589		1,675		—		1,630		59
Construction		541		586		50		590		—

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021	
Real estate:				
One- to four-family residential	$	330	$	659
Commercial		416		453
Construction		147		541
Commercial and industrial		156		—
	$	1,049	$	1,653

If the nonaccrual loans were performing under the original contractual rate, interest income on such loans would have increased approximately $111,000 and $141,000 for the year ended December 31, 2022 and 2021, respectively.

The following table presents the net charge-offs to average loans outstanding during the years ended December 31:

	2022	2021
Real Estate:		
One- to four-family residential	— %	— %
Commercial	— %	— %
Construction	— %	— %
Commercial and industrial	1.94 %	— %
Consumer and other	0.07 %	— %
	0.12 %	— %

The following table presents key credit ratios and the components used in the calculations:

	2022		2021	
Total non-accrual loans	$	1,049	$	1,653
Gross total loans	$	305,437	$	252,959
Allowance for loan losses	$	3,992	$	3,145
Total non-accrual loans to total loans		0.34 %		0.65 %
Allowance to non-accrual loans		380.55 %		190.26 %
Allowance to total loans outstanding at the end of the period		1.31 %		1.24 %

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2022 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:					
One- to four-family residential	$ 109,236	$ 607	$ 544	$ —	$ 110,387
Commercial	146,999	—	1,568	—	148,567
Construction	20,259	—	147	—	20,406
Commercial and industrial	17,472	—	402	—	17,874
Consumer and other	8,203	—	—	—	8,203
	$ 302,169	$ 607	$ 2,661	$ —	$ 305,437

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2021 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:					
One- to four-family residential	$ 104,368	$ 625	$ 1,031	$ —	$ 106,024
Commercial	117,220	—	1,046	—	118,266
Construction	13,210	—	541	—	13,751
Commercial and industrial	11,880	—	—	—	11,880
Consumer and other	3,038	—	—	—	3,038
	$ 249,716	$ 625	$ 2,618	$ —	$ 252,959

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2022 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 or More Days and and Accruing
Real estate:							
One- to four-family residential	$ 382	$ —	$ 33	$ 415	$ 109,972	$ 110,387	$ —
Commercial	—	—	416	416	148,151	148,567	—
Construction	—	—	147	147	20,259	20,406	—
Commercial and industrial	—	—	156	156	17,718	17,874	—
Consumer and other	—	—	—	—	8,203	8,203	—
	$ 382	$ —	$ 752	$ 1,134	$ 304,303	$ 305,437	$ —

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2021 (in thousands):

	30-59 Days Past Due		60-89 Days Past Due		90 or More Days Past Due		Total Past Due		Current	Total Loans Receivable	Loans Receivable 90 or More Days and and Accruing	
Real estate:												
One- to four-family residential	$	142	$	46	$	308	$	496	$ 105,528	$ 106,024	$	—
Commercial		—		—		453		453	117,813	118,266		—
Construction		—		—		541		541	13,210	13,751		—
Commercial and industrial		—		—		—		—	11,880	11,880		—
Consumer and other		—		—		—		—	3,038	3,038		—
	$	142	$	46	$	1,302	$ 1,490		$ 251,469	$ 252,959	$	—

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring ("TDR"). The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

No loans were modified during the twelve months ended December 31, 2022 and December 31, 2021 which met the definition of a troubled debt restructuring. After a loan is determined to be a troubled debt restructuring, we continue to track its performance under the most recent restructured terms. One commercial loan for $167,000 and $190,000 and one construction loan for $147,000 and $189,000 were troubled debt restructurings completed in prior years are in default for the years ended December 31, 2022 and December 31, 2021, respectively. Total troubled debt restructurings were $859,000 and $949,000 as of December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, there was no other real estate owned. There was $0 of real estate in process of foreclosure as of December 31, 2022 and 2021.

4.   Premises and Equipment

Premises and equipment are composed of the following at December 31 (in thousands):

	Estimated Useful Lives	2022	2021
Premises:			
Land	Indefinite	$ 528	$ 559
Building and improvements	5 - 40 years	1,925	3,506
Furniture and equipment	3 - 10 years	2,215	2,141
Work in process		79	19
		4,747	6,225
Accumulated depreciation and amortization		(3,054)	(4,276)
		$ 1,693	$ 1,949

Depreciation and amortization expense charged to operations amounted to approximately $288,000 and $172,000 for the years ended December 31, 2022 and 2021, respectively.

5.   Leases

On January 1, 2022, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The implementation of the new standard resulted in recognition of right-of-use assets and lease liabilities totaling $247,000 at the date of adoption, which are related to the Company's lease of premises and equipment used in operations.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable prepaid rent, initial direct costs and any incentives received from the lessor.

Lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

During 2022, the Company entered into a sales-leaseback transaction when the Bank's corporate headquarters and branch location in Coatesville, Pennsylvania was sold for $950,000 and a portion of the building was leased back to use for corporate offices and maintain a branch location. This transaction created an additional right-to-use asset of $50,000 from the difference in estimated fair value of the building and sale proceeds. The $50,000 right-to-use asset will be amortized to noninterest expense over the estimated lease terms.

The following tables present information about the Company's leases as of and for the year ended December 31, 2022 (dollars in thousands):

Right-to-use assets	$	953
Lease liability	$	910
Weighted average remaining lease term		12.67 years
Weighted average discount rate		4.43%

	Year Ended December 31, 2022	
Operating lease cost	$	63
Short-term lease cost		3
Total lease costs	$	66
Cash paid for amounts included in the measurement of lease liabilities	$	67

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due for the year ending December 31 (in thousands):	As of December 31, 2022	
2023	$	132
2024		130
2025		122
2026		70
2027		66
Thereafter		713
Total undiscounted cash flows		1,233
Discount		323
Lease Liability	$	910

6.   **Deposits**

Deposits at December 31, 2022 and 2021 consist of the following (in thousands):

	2022		2021	
Noninterest-bearing demand deposits	$	24,203	$	22,028
Interest-bearing demand deposits		78,907		72,087
Savings deposits		22,424		21,778
Money market deposits		50,836		58,310
Certificates of deposit		113,125		76,927
	$	289,495	$	251,130

At December 31, 2022, the scheduled maturities of certificates of deposit are as follows for the year ending December 31 (in thousands):

2023	$	44,169
2024		44,799
2025		16,548
2026		3,786
2027		1,669
Thereafter		2,154
	$	113,125

Certificates of deposit in denomination of $250,000 or more was approximately $22,906,000 and $10,489,000 at December 31, 2022 and 2021, respectively. Currently, amounts above $250,000 are not insured by the FDIC.

At December 31, 2022 and 2021, the Company held approximately $7,905,000 and $1,246,000, respectively, in brokered deposits.

Interest expense on deposits for the years ended December 31, 2022 and 2021 is composed of the following (in thousands):

		2022		2021
Interest-bearing demand deposits	$	249	$	213
Savings deposits		79		69
Money market deposits		377		233
Certificates of deposit		1,346		1,261
	$	2,051	$	1,776

Deposits of related parties totaled $5,094,000 and $4,648,000 at December 31, 2022 and 2021, respectively.

7.   Borrowings

The Company has an unsecured line of credit with ACBB of up to $7,500,000, which expires on June 30, 2023. Interest on the line of credit is charged at 4.5%. The Company had $0 outstanding under this line of credit at December 31, 2022 and 2021. In addition to the unsecured line of credit with ACBB, the Company also has the ability to borrow up to $1,800,000 through the Federal Reserve Bank's discount window. Funds obtained through the discount window are secured by the Company's U.S. Government and agency obligations. There were no borrowings outstanding through the discount window at December 31, 2022 and December 31, 2021. Borrowings maturing in less than a year are considered short term and borrowings maturing in greater than a year are considered long term.

Borrowings from the FHLB at December 31 consist of the following (dollars in thousands):

Maturity	December 31, 2022		December 31, 2021	
	Amount	Weighted Rate	Amount	Weighted Rate
2022	$ —	— %	$ 8,124	2.11 %
2023	11,057	3.16	8,557	2.78
2024	11,500	4.55	—	—
2026	2,559	1.32	—	—
2027	19,500	2.69	—	—
2032	3,022	1.83	—	—
	$ 47,638	3.12 %	$ 16,681	2.45 %

The Company has an open-ended line of credit (short-term borrowing) of $45,630,000 to obtain advances from the FHLB. Interest on the line of credit is charged at the FHLB's overnight rate of 4.45% and 0.28% at December 31, 2022 and 2021, respectively. The Company had $0 outstanding under this line of credit at December 31, 2022 and 2021.

Maximum borrowing capacity was approximately $155,601,000 and $107,520,000 at December 31, 2022 and 2021, respectively, secured by qualifying loans. The Company has two letters of credit with FHLB for $8,300,000 at December 31, 2022 and one letter of credit with FHLB for $2,500,000 at December 31, 2021 that is pledged to secure public funds.

8. Income Taxes

The components of income tax expense (benefit) consist of the following for the years ended December 31 (in thousands):

	2022	2021
Current tax expense, federal	$ 805	$ 344
Deferred federal tax benefit	(274)	(174)
Deferred state tax benefit	(303)	(455)
Change in valuation allowance	303	455
Net deferred tax benefit	(274)	(174)
Income Tax Expense	$ 531	$ 170

A reconciliation of the statutory federal income tax at a rate of 21% to federal income tax expense (benefit) included in the consolidated statements of income for the years ended December 31, 2022 and 2021, respectively are as follows:

	2022	2021
Federal income tax at statutory rate	$ **555**	$ 201
State income taxes, net of federal benefit	**(303)**	(455)
Bank owned life insurance income	**(36)**	(37)
Change in valuation allowance	**303**	455
Other	**12**	6
	$ **531**	$ 170

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ **838**	$ 660
Deferred loan fees	**260**	216
Nonaccrual interest	**—**	32
Unrealized loss on available-for-sale securities	**513**	75
Other	**290**	170
State net operating loss carryforwards	**1,386**	1,083
Gross deferred tax asset	**3,287**	2,236
Valuation allowance	**(1,386)**	(1,083)
Total deferred tax assets, net of valuation allowance	**1,901**	1,153
Deferred tax liabilities:		
Deferred loan costs	**136**	103
Property and equipment	**90**	80
Prepaid expenses	**19**	25
Gross deferred tax liabilities	**245**	208
Net Deferred Tax Asset	$ **1,656**	$ 945

The valuation allowance relates to state net operating loss carryforwards for which realization is uncertain. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management has recorded a valuation allowance at December 31, 2022 and 2021 for all state net operating loss carryforwards.

A valuation allowance of $1,386,000 and $1,083,000 was recorded at December 31, 2022 and 2021 for state net operating losses. At December 31, 2022 and 2021, the Company had state net operating loss carryforwards of

$12,048,000 and $9,415,000, respectively, which are available to offset future state taxable income, and began to expire in 2019. These benefits have been fully reserved. At December 31, 2022 and 2021, the Company had no federal net operating loss carryforwards.

9.   Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Commitments to grant loans	$ 41,154	$ 24,756
Unfunded commitments under lines of credit	11,520	9,214
Standby letters of credit	3,029	3,213

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

10.   Contingencies

In the normal course of business, the Company is subject to various lawsuits involving matters generally incidental to its business. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the consolidated balance sheet or of operations of the Company.

11.   Employee Benefits

Defined Benefit Pension Plan

The Company had a defined benefit plan (the Plan) covering all eligible employees. Any employee who was not a participant in the Plan on January 1, 2015 or earlier was not eligible to participate in the plan and receive benefits, regardless of the date of reemployment. The Plan could be terminated at any time by the Company. The Plan used a benefit formula based upon years of credited service. The Company's policy was to fund amounts as are necessary to meet at least the minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

The plan provided a benefit based on final average earnings and years of service. The Company used a December 31 measurement date for the Plan. As of December 31, 2018, the Plan service accruals were frozen.

The Company has terminated the pension plan with a termination date of April 1, 2021 and all assets of the pension plan were dispersed during the year ending December 31, 2021.

The following table sets forth the Plan's funded status, significant assumptions and the amounts recognized in the Company's consolidated balance sheet at December 31 (in thousands):

	2021
Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 1,472
Interest cost	40
Actuarial gain	(63)
Benefits paid	(6)
Settlements	(1,443)
Projected benefit obligation at end of year	$ —
Change in plan assets:	
Fair value of plan assets beginning of year	1,356
Actual return on plan assets	89
Benefits paid	(6)
Settlements	(1,443)
Contribution	4
Fair value of plan assets at end of year	$ —

The components of net periodic pension cost (credit) and other comprehensive loss for the year ended December 31, 2021 were as follows (in thousands):

	2021
Interest cost	$ 40
Expected return on plan assets	(81)
Net Periodic Benefit Credit	$ (41)
Loss during year	(155)
Recognized in Net Periodic Benefit Credit and Other Comprehensive Loss	$ (196)

The weighted-average assumptions used to determine the net periodic pension cost for the year ended December 31 are as follows:

	2021
Discount rate	2.75 %
Expected long-term rate of return on plan assets	6.00
Annual salary increase	N/A

401(k) Retirement Plan

The Company maintains a 401(k) Retirement Plan for eligible employees. The plan provides a matching contribution for all employees. The matching contribution is an amount equal to 100% of the participant's elective contribution not to exceed 3% of the participants plan salary, plus 50% of the participant's contribution that exceeds 3% of their plan salary but not to exceed 5% of their plan salary. With the freezing of the Pension Plan, the Company initiated a 2%

discretionary contribution to the 401(k) for employees beginning January 1, 2019. The Company's related expense associated with the matching contribution was $151,000 and $119,000 in 2022 and 2021, respectively.

Deferred Compensation Agreement

The Company has an executive deferred compensation plan, whereby each executive officer may voluntarily participate and elect each year to defer a portion or all of their compensation and bonus. The deferrals, along with accumulated earnings, are payable at retirement. The Company accrues the estimated annual cost of the deferred amounts that will be payable at retirement. At December 31, 2022 and 2021, the accumulated liability was approximately $130,000 and $0, respectively, and included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

Supplemental Executive Retirement Plan

The Company maintains a supplemental executive retirement plan for certain executives. At December 31, 2022 and 2021, the accumulated liability was $403,000 and $229,000, respectively, and is included in other liabilities on the accompanying Consolidated Balance Sheets. The expense for the years ended December 31, 2022 and 2021, was $174,000 and $116,000, respectively.

Employee Stock Ownership Plan (ESOP)

During 2021, the ESOP borrowed from the Company to purchase 222,180 shares of stock at an average price of $13.04 per share. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. The Company's related expense for the ESOP was $151,000 in 2022 and 2021.

Shares held by the ESOP were as follows (dollars in thousands):

	2022	2021
Allocated to participants	22,218	11,109
Unearned	199,962	211,071
Total ESOP shares	222,180	222,180
Fair value of unearned shares	$ 2,715	$ 2,868

12. Stock-Based Compensation

The Company's stockholders approved the PB Bankshares, Inc. 2022 Equity Incentive Plan (the "2022 Equity Incentive Plan") at the Annual Meeting on September 28, 2022. An aggregate of 388,815 shares of authorized but unissued common stock of the Company was reserved for future grants of incentive and nonqualified stock options and restricted stock awards and restricted stock units under the 2022 Equity Incentive Plan. Of the 388,815 authorized shares, the maximum number of shares of the Company's common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of the Company's common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares.

The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted stock under the Company's 2022 Equity Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award. As of December 31, 2022, there were 14,628 shares available for future awards under this plan, which includes 11,653 shares available for incentive and non-qualified stock options and 2,975 shares available for restricted stock awards. The stock options and restricted shares vest over a five-year period.

Stock option expense was $35,000 and $0 for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, total unrecognized compensation cost related to stock options was $1,336,000.

A summary of the Company's stock option activity and related information for the year ended December 31, 2022 was as follows (dollars in thousands, except per share data):

			December 31, 2022	
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Average Intrinsic Value
Outstanding, January 1, 2022	—	$ —	—	$ —
Granted	266,072	12.28	10.00	346
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding, December 31, 2022	266,072	$ 12.28	9.88	$ 346
Exercisable, December 31, 2022	—	$ —	—	$ —

Restricted stock expense was $33,000 and $0 for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, the expected future compensation expense relating to non-vested stock outstanding was $1,294,000.

A summary of the Company's restricted stock activity and related information for the year ended December 31, 2022, is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested, January 1, 2022	—	$ —
Granted	108,115	12.28
Vested	—	—
Forfeited	—	—
Non-vested at December 31, 2022	108,115	$ 12.28

13.   Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications; well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2022 and 2021, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework ("CBLR framework"), for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020 and was elected by the Bank as of December 31, 2020. In April 2020, the federal banking agencies issued an interim final rule that makes temporary changes to the CBLR framework, pursuant to section 4012 of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, and a second interim final rule that provides a graduated increase in the community bank leverage ratio requirement after the expiration of the temporary changes implemented pursuant to section 4012 of the CARES Act.

The community bank leverage ratio removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than the required minimums will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Under the interim final rules the community bank leverage ratio minimum requirement is 8% as of December 31, 2020, 8.5% for calendar year 2021, and 9% for calendar year 2022 and beyond. The interim rule allows for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank maintains a leverage ratio of 7% as of December 31, 2020, 7.5% for calendar year 2021, and 8% for calendar year 2022 and beyond.

Under the final rule, an eligible banking organization can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2022, the bank was a qualifying community banking organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

December 31, 2022	Actual		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)	$ 37,987	10.00 %	$ 33,998	9.00 %

December 31, 2021	Actual		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)	35,679	11.65 %	$ 26,769	8.50 %

14. Earnings Per Common Share

The factors used in the earnings per share computation follow (dollars in thousands, except per share data):

	2022	2021
Net income	$ **2,114**	$ 785
Weighted average common shares outstanding	**2,777,492**	2,777,250
Less: Average unearned ESOP shares	**(211,041)**	(222,115)
Weighted average shares outstanding (basic)	**2,566,451**	2,555,135
Anti-dilutive stock options, excluded from calculation	**46,742**	—
Weighted average shares outstanding (diluted)	**2,566,451**	2,555,135
Basic earnings per common share	$ **0.82**	$ 0.31
Diluted earnings per common share	$ **0.82**	$ 0.31

15. Fair Value of Financial Instruments

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is determined at a reasonable point within the range that is most representative of fair value under current market conditions.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for its financial assets and liabilities:

Debt and Equity Securities (Carried at Fair Value)

The fair value of debt and equity securities (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt and equity securities without relying exclusively on quoted market prices for the specific debt and equity securities but rather by relying on the securities' relationship to other benchmark quoted prices.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB ASC 310, *Accounting by Creditors for Impairment of a Loan* ("FASB ASC 310"), in which the Company has measured impairment generally based on the net fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. At December 31, 2022, the fair value consists of the recorded investment in the loans of $52,000, net of a valuation allowance of $95,000. At December 31, 2021, the fair value consists of the recorded investments in the loans of $139,000, net of a valuation allowance of $50,000. Impaired loans are included in Loans Receivable in the table below.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing. The fair values are considered immaterial.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2022 and 2021 are as follows (in thousands):

December 31, 2022	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$ 19,117	$ —	$ 19,117	$ —
Treasury securities	29,819	29,819	—	—
Mortgage-backed securities	99	—	99	—
Collateralized mortgage obligations	3,012	—	3,012	—
Mutual funds	762	762	—	—
	$ 52,809	$ 30,581	$ 22,228	$ —

December 31, 2021	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$ 20,820	$ —	$ 20,820	$ —
Mortgage-backed securities	144	—	144	—
Collateralized mortgage obligations	4,685	—	4,685	—
Mutual funds	849	849	—	—
	$ 26,498	$ 849	$ 25,649	$ —

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2022 and 2021 are as follows (in thousands):

December 31, 2022	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 52	$ —	$ —	$ 52
	$ 52	$ —	$ —	$ 52

December 31, 2021	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 139	$ —	$ —	$ 139
	$ 139	$ —	$ —	$ 139

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to measure fair value at December 31, 2022 and 2021 (dollars in thousands):

December 31, 2022

Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 52	Appraisal of collateral	Selling expenses and discounts [1]	68.4% - 68.4% (68.4%)

December 31, 2021

Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 139	Appraisal of collateral	Selling expenses and discounts [1]	54.0% - 54.0% (54.0%)

(1) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

The carrying amounts and fair values of the Company's financial instruments as of the indicated dates are presented in the following table:

(In thousands)	Fair Value Hierarchy	December 31, 2022		December 31, 2021	
		Carrying Amounts	Estimated Fair Values	Carrying Amounts	Estimated Fair Values
Financial assets:					
Cash and cash equivalents	1	$ 17,204	$ 17,204	$ 26,864	$ 26,864
Debt securities - available-for-sale	1 & 2	52,047	52,047	25,649	25,649
Equity securities	1	762	762	849	849
Restricted stocks	2	2,251	2,251	884	884
Loans, net	3	300,855	303,108	249,196	253,558
Accrued interest receivable	1	1,123	1,123	852	852
Bank owned life insurance	2	7,487	7,487	7,313	7,313
Financial liabilities:					
Demand deposits, savings, and money market	1	176,370	176,370	174,203	174,203
Certificates of deposit	2	113,125	106,818	76,927	77,291
Long-Term borrowings	2	47,638	46,990	16,681	16,872
Accrued interest payable	1	424	424	195	195

16. Noninterest Revenues

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and investments. In addition, certain noninterest income streams such as gains on equity investments, income associated with bank owned life insurance, and loan fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as service charges on deposit accounts and gains on sale of other real estate owned. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of fees on depository accounts includes NSF fees, miscellaneous deposit-based service fees, monthly maintenance fees for consumer and commercial, and account analysis and related fees (commercial).

Service charges and fees charged daily are a result of an event or service being provided on the day with the Company recognizing the revenue on the same day. The Company has determined that all performance obligations for daily service charges and fees are met on the same day as the transaction and, therefore, should be recognized as these occur.

Monthly maintenance/service charges and fees are charged on the last day of the month (i.e. the same month as charges are incurred) after the system has completed its processing. The Company has determined that all performance obligations for monthly fees are typically met during the month or the same day as the customer has not met its obligation. As monthly fees are typically incurred by the Customer throughout the month, the fees should be recognized upon completion of the month since the performance obligations have been met for those services.

Account analysis service charges and fees are recorded on a monthly basis on the last day of the month. The Company has determined that all performance obligations for account analysis fees are met during the month.

Debit Card Income

Debit card income consists of interchange fees from consumer debit card networks and other card related services. Interchange rates are set by the card networks. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.

Gains on Sale of Other Real Estate Owned

The sale of other real estate owned is currently recognized on the closing date of sale when all performance obligations have been met, and control of the asset has been transferred to the buyer. Any gains are included in noninterest expenses in the consolidated statements of income.

For the Company, there are no other material revenue streams within the scope of Topic 606. The following tables present noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the twelve months ended December 31, 2022 and 2021, in thousands:

Noninterest income in scope of Topic 606		**2022**		2021
Service charges on deposit accounts	$	185		176
Debit card income		201		216
Other service charges		86		89
Gain on sale of premises and equipment		821		5
Other noninterest income		49		160
Noninterest income (in scope for Topic 606)		1,342		646
Noninterest income (out of scope for Topic 606)		75		149
Total noninterest income	$	1,417	$	795

Contract Balances

A contract assets balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transaction activity, or standard month-end revenue accruals. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2022 and 2021, the Company did not have any significant contract balances.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize as an expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the assets that would have resulted from capitalizing these costs would have been amortized in one year or less. Upon adoption of Topic the Company did not capitalize any contract acquisition cost.

17. Parent Company Only Financial Statements

Condensed financial statements of PB Bankshares, Inc. are as follows for December 31, (in thousands):

Parent Company Balance Sheets
As of December 31,

		2022		2021
Assets				
Cash and cash equivalents	$	7,427	$	7,779
ESOP Loan Receivable		2,638		2,744
Investment in subsidary Bank		36,055		35,396
Other assets		43		4
Total Assets	$	46,163	$	45,923
Liabilities and Stockholders' Equity				
Liabilities				
Due to the Bank	$	151	$	29
Accrued expenses and other liabilities		25		60
Total Liabilities		176		89
Stockholders' Equity				
Total Stockholders' Equity		45,987		45,834
Total Liabilities and Stockholders' Equity	$	46,163	$	45,923

Parent Company Statements of Income
Years ended December 31,

	2022		2021	
Interest Income				
Interest Income on ESOP Loan	$	89	$	43
Interest on Cash and Cash Equivalents		120		1
Total Interest Income		209		44
Noninterest Expense				
SEC expense		195		96
Salaries and employee benefits		51		—
Directors' fees		17		—
Total Noninterest Expense		263		96
Loss before income tax expense		(54)		(52)
Equity in Undistributed Income of Subsidiary		2,156		826
Income Tax (Benefit)		(12)		(11)
Net Income	$	2,114	$	785

PB BANKSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company Statements of Cash Flows
Years ended December 31,

	2022		2021	
Cash Flows from Operating Activities				
Net income	$	**2,114**	$	785
Adjustments to reconcile change in net income to net cash provided by operating activities:				
Equity in undistributed income of subsidiary		**(2,156)**		(826)
ESOP allocation of shares		**151**		145
Stock option compensation		**68**		—
Increase in other assets		**(39)**		(4)
(Decrease) increase in accrued expenses and other liabilities		**(66)**		89
Net Cash Provided by Operating Activities		**72**		189
Cash Flows from Investing Activities				
ESOP loan		**—**		(2,898)
ESOP loan payments received		**106**		154
Investment in subsidiary		**—**		(12,967)
Net Cash Provided by (Used in) Investing Activities		**106**		(15,711)
Cash Flows from Financing Activities				
Repurchased common stock		**(530)**		—
Issuance of common stock		**—**		26,199
Purchase of ESOP shares		**—**		(2,898)
Net Cash (Used in) Provided by Financing Activities		**(530)**		23,301
(Decrease) Increase in cash and cash equivalents		**(352)**		7,779
Cash and Cash Equivalents, Beginning of Period		**7,779**		—
Cash and Cash Equivalents, End of Period	$	**7,427**	$	7,779



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
PB Bankshares, Inc.
Coatesville, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PB Bankshares, Inc. and its subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YOUNT, HYDE & BARBOUR, P.C.

We have served as the Company's auditor since 2020.

Winchester, Virginia
March 28, 2023

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2022, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and regulations are operating in an effective manner.

Management's report on internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. The Company's internal control system is a process designed to provide reasonable assurance to the Company's management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As part of the Company's program to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 (the "Assessment"). In making this Assessment, management used the control criteria framework of the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission published in its report entitled Internal Control - Integrated Framework (2013). Management's Assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its Assessment with the Audit Committee.

Based on this Assessment, management determined that, as of December 31, 2022, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting. There were no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This Annual Report does not include an attestation report of the independent registered public accounting firm because PB Bankshares, Inc. is an emerging growth company.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code is available on the Company's website at ir.presencebank.com under "Governance Documents."

The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

Item 11. Executive Compensation

The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

    (a)   Securities Authorized for issuance under Stock-Based Compensation Plans

              The following table provides information with respect to the equity securities that are authorized for issuance under the Company's equity compensation plans as of December 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
PB Bankshares, Inc. 2022 Equity Incentive Plan (1)	266,072	$ 12.28	11,653
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	266,072	$ 12.28	11,653

              (1) As of December 31, 2022, 111,090 shares of restricted stock awards had been granted under the PB Bankshares, Inc. 2022 Equity Incentive Plan and 2,975 shares remain available for future issuance under the plan. The restricted shares will vest over five years.

    (b)   Security Ownership of Certain Beneficial Owners

              The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

    (c)   Security Ownership of Management

              The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

    (d)   Changes in Control

              Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

Item 14. Principal Accountant Fees and Services

The information contained herein will be filed in the Proxy Statement for the 2023 Annual Meeting of Stockholders with the SEC within 120 days of December 31, 2022.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)   Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K.

      (A)   Report of Independent Registered Public Accounting Firm
      (B)   Consolidated Balance Sheets - at December 31, 2022 and 2021
      (C)   Consolidated Statements of Income - Years ended December 31, 2022 and 2021
      (D)   Consolidated Statements of Comprehensive Income – Years ended December 31, 2022 and 2021
      (E)   Consolidated Statements of Changes in Stockholders' Equity - Years ended December 31, 2022 and 2021
      (F)   Consolidated Statements of Cash Flows - Years ended December 31, 2022 and 2021
      (G)   Notes to the Consolidated Financial Statements
      (H)   Reports of Independent Registered Public Accounting Firms (PCAOB ID 613)

(a)(2)   Financial Statement Schedules

      None.

(a)(3)   Exhibits (* documents filed or furnished with this report)

3.1   Articles of Incorporation of PB Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

3.2   Bylaws of PB Bankshares, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

4.1   Form of Common Stock Certificate of PB Bankshares, Inc. (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)

4.6   Description of Registrant's Securities (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on March 25, 2022)

10.1   Employment Agreement by and between Presence Bank and Janak M. Amin, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.2   Change of Control Agreement by and between Presence Bank and Douglas L. Byers, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.3   Change of Control Agreement by and between Presence Bank and Larry Witt, effective as of March 1, 2021 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.4   Supplemental Executive Retirement Plan with Janak M. Amin (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+

10.5	Supplemental Executive Retirement Plan with Douglas L. Byers (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+
10.6	Supplemental Executive Retirement Plan with Larry Witt (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)+
10.7	Presence Bank Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on January 28, 2022)+
10.8	PB Bankshares, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on September 29, 2022)+
10.9	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.10	Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.11	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 of PB Bankshares, Inc. (File No. 333-268029), initially filed with the Securities and Exchange Commission on October 27, 2022)+
10.12	Purchase Agreement, dated as of November 7, 2022, by and between Presence Bank and 185 E Lincoln Highway (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of PB Bankshares, Inc. (File No. 001-40612) filed with the Securities and Exchange Commission on November 10, 2022)
10.13*	Change of Control Agreement by and between Presence Bank and Lindsay Bixler, effective as of September 1, 2021+
10.14*	Change of Control Agreement by and between Presence Bank and William H. Sayre, effective as of June 1, 2022+
10.15*	Supplemental Executive Retirement Plan with Lindsay Bixler+
10.16*	Supplemental Executive Retirement Plan with William Sayre+
16	Letter from BDO USA, LLP with respect to change in accountants (incorporated by reference to Exhibit 16 to the Registration Statement on Form S-1 of PB Bankshares, Inc. (File No. 333-254209), initially filed with the Securities and Exchange Commission on March 12, 2021)
21*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm, Yount, Hyde & Barbour, P.C.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following materials from the Company's Annual Report on Form 10-K, formatted in iXBRL: (i) Consolidated Statements of Condition, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL)

+   Indicates management contract, compensatory plan or arrangement of the Company.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2023.

PB BANKSHARES, INC..

By: /s/ Janak M. Amin
              Janak M. Amin
              President and
              Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title	Date
/s/ Janak M. Amin Janak M. Amin	President and Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2023
/s/ Lindsay S. Bixler Lindsay S. Bixler	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2023
/s/ Joseph W. Carroll Joseph W. Carroll	Chairman of the Board	March 28, 2023
/s/ Spencer J. Andress Spencer J. Andress	Director	March 28, 2023
/s/ Larry J. Constable Larry J. Constable	Director	March 28, 2023
/s/ Bony R. Dawood Bony R. Dawood	Director	March 28, 2023
/s/ Thomas R. Greenfield Thomas R. Greenfield	Director	March 28, 2023
/s/ John V. Pinno, III John V. Pinno, III	Director	March 28, 2023
/s/ Jane B. Tompkins Jane B. Tompkins	Director	March 28, 2023
/s/ M. Joye Wentz M. Joye Wentz	Director	March 28, 2023
/s/ R. Cheston Woolard R. Cheston Woolard	Director	March 28, 2023

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OUR LOCATIONS

COATESVILLE BRANCH (HEADQUARTERS)

(610) 384-8282

185 East Lincoln Highway
Coatesville, PA 19320

NEW HOLLAND BRANCH

(717) 354-4696

695 West Main Street
New Holland, PA 17557

OXFORD BRANCH

(610) 932-7756

126 South Third Street
Oxford, PA 19363

GEORGETOWN BRANCH

(717) 786-8800

1099 Georgetown Road
Christiana, PA 17509

ELIZABETHTOWN LOAN PRODUCTION OFFICE

(717) 806-1131

206 South Market Street
Elizabethtown, PA 17022

CAPITAL MARKET LOAN PRODUCTION OFFICE

(717) 639-2558

100 Market Street, Ste 101
Harrisburg, PA 17101



Mifflintown
Elizabethville
Hamburg
Kutztown
Newport
Quakertown
Duncannon
East Waterford
Myerstown
Lebanon
Reading
Doylestown
Hershey
Pottstown
Lansdale
Carlisle
Mechanicsburg
Middletown
Newville
Lititz
Ephrata
Newburg
King of Prussia
Shippensburg
Lancaster
Exton
Dover
York
West Chester
Red Lion
Quarryville
New Oxford
Gettysburg
Hanover
Waynesboro
Wilmington
Emmitsburg
Newark
New Castle
Thurmont
Elkton
Westminster

Member FDIC

EQUAL HOUSING LENDER



PB Bankshares, Inc. is the holding company for Presence Bank, which has served the residents and businesses of Chester and Lancaster County since 1919. Presence Bank, with its headquarters in Coatesville, PA, is focused on community banking.

Presence Bank's purpose statement is to strive to be the most loved bank that allows our families, customers, and communities to prosper. We have values that drive the way we treat each other daily and how we generate business for the long-term success of our company and the communities we serve.

PRESENCEBANK.COM
NASDAQ: PBBK